FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: June 6, 2007

1. The following is an English translation of the Notice of the 169th Ordinary General Meeting of Shareholders of NEC Corporation (the “Company”) to be held on June 21, 2007, EXCEPT for the translation of the notes to non-consolidated financial statements, any instructions on voting rights and the access map for the place of the meeting in the Notice. This translation includes the Notes to Consolidated Financial Statements, Japanese original of which is provided only through the Company’s website (http://www.nec.co.jp).
The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

2. The Company has prepared the information contained in this document in accordance with the Company Law of Japan and ordinances promulgated under the law. Some of the information contained in this document is based on consolidated information under accounting principles generally accepted in the U.S. (“U.S. GAAP”), including the results of operations and financial position for the 166th and 167th Business Periods (the “U.S. GAAP Financial Information”) in “Changes in the Results of Operations and the Financial Position (Consolidated)” on page 8. The Company changed its accounting principles to prepare consolidated financial statements from U.S. GAAP to accounting principles generally accepted in Japan (“Japan GAAP”), but have not prepared consolidated financial information under Japan GAAP for such periods. The Company included the U.S.GAAP Financial Information in this document because the presentation of consolidated financial information for such periods is required under such Japanese law and ordinances. However, there are significant differences between Japan GAAP and U.S. GAAP. Your assessment of the financial information might be significantly affected if a reconciliation to Japan GAAP was presented. Moreover, the U.S. GAAP Financial Information has been derived from previously announced U.S. GAAP consolidated financial information. The Company, however, is reviewing its historical U.S. GAAP consolidated financial statements, including a further analysis to support its recognition of revenue, including multiple element arrangements. Most notably, the Company is gathering the data necessary with respect to the vendor specific objective evidence of the relative fair value of maintenance and support services. This compilation and analysis must be completed in order for the Company’s outside auditor to complete the audit under U.S. Public Company Accounting Oversight Board (“PCAOB”) standards. The Company may be required to restate the U.S. GAAP Financial Information and take additional actions, depending on the results of the analyses currently underway.

NEC Corporation

Code Number 6701

7-1, Shiba 5-chome
Minato-ku, Tokyo

Hajime Sasaki
Chairman of the Board

June 6, 2007

To Our Shareholders:

NOTICE OF

THE 169TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

This is to inform you that the Hundred and Sixty-ninth Ordinary General Meeting of Shareholders (the “Meeting”) of NEC Corporation (the “Company”) will be held as follows:

1.	DATE:	June 21, 2007 (Thursday) at 10:00 a.m. (Japan Standard Time)

2.	PLACE:	The Convention Hall on the second basement floor, the Prince Park Tower Tokyo at 8-1, Shibakoen 4-chome, Minato-ku, Tokyo

3.	AGENDA OF THE MEETING:

MATTERS TO BE REPORTED UPON:

Report on the Business Report, the Consolidated Financial Statements and Financial Statements with respect to the 169th Business Period from April 1, 2006 to March 31, 2007, and report on the results of the audit conducted on the Consolidated Financial Statements by Independent Auditors and the Board of Corporate Auditors.

MATTERS TO BE VOTED UPON:

Proposal No. 1:	Election of Sixteen (16) Directors

Proposal No. 2:	Election of Two Corporate Auditors

Proposal No. 3:	Approval of Payment of Bonuses to Directors

[The Method to Notify Our Shareholders of Any Correction to Reference documents for the Meeting and the Attachment]

In the event that the Company finds any correction to be made in the Notice of Meeting or its Attachments thereto by June 20, 2007 (Wednesday), such correction will be notified through the Company’s website (http://www.nec.com).

ATTACHMENT

BUSINESS REPORT

(For the period from April 1, 2006 to March 31, 2007)

1.	Review of Operations

(1)	Development and Results of Operations of the NEC Group

Overview

The Company previously disclosed its consolidated financial results based on the financial statements prepared in accordance with the terms, formats and preparation methods of accounting principles generally accepted in the U.S. (“U.S. GAAP”). As has been previously announced, however, the Company has elected, starting with the first half of the fiscal year ended March 31, 2007, to prepare and disclose its consolidated financial statements required under Japanese law in accordance with accounting principles generally accepted in Japan (“Japan GAAP”). Accordingly, the financial results for the fiscal year ended March 31, 2007, including figures presented for purposes of comparison with the previous fiscal year, are, unless otherwise specified, presented under Japan GAAP. This change in accounting principles came about because the Company has not been able to prepare its consolidated financial statements under U.S. GAAP for the fiscal year ended March 31, 2006, based on U.S. GAAP, as the audits relating to the Company’s annual report to be filed with the U.S. Securities and Exchange Commission (“SEC”), have not been completed under the audit standards by the U.S. Public Company Accounting Oversight Board. In addition, the Company filed an Improvement Report required by Tokyo and other stock exchanges in Japan in relation to the correction of its financial results (under Japan GAAP) for the first half of the fiscal year ended March 31, 2007, which contained measures to improve its information disclosure controls and procedures. The Company sincerely apologizes to its shareholders for any inconvenience or confusion that may have been caused by weaknesses related to the disclosure of its financial information.

In the global economy during the fiscal year ended March 31, 2007, the U.S. experienced continuous stable growth mainly as a result of capital expenditure and consumer consumption, while high levels of growth were sustained in developing countries such as China and Russia.

On the other hand, the Japanese economy enjoyed steady growth as exports and capital expenditures increased, while the growth of consumer spending got slow.

Amid this business environment, the NEC Group set the management policy for the fiscal year ended March 31, 2007 as a year of “proactive management,” which was to be achieved through the participation of all employees, executed measures for growth, and undertook efforts to improve the financial results of businesses of concern.

For a start, the Company focused on increasing orders of, and developing products for, the next-generation network (“NGN”) business area as one measure for growth. To be more specific, the Company took part in a field trial being carried out by telecommunications carriers for the construction of NGNs and commercialized software products and network equipment that form the core of NGNs.

Next, in order to improve profits of businesses of concern, in the area of Mobile Terminals, the Company established joint venture companies with Matsushita Electric Industrial Co., Ltd. and other companies to promote a reduction in elevating development costs, streamlined unprofitable businesses overseas, and promoted strengthening of product competitiveness to increase shipments and recover market shares.

At the same time, in the area of Semiconductors, although sales increased due to the implementation of measures for obtaining orders, such as collaboration with semiconductor trading companies and strengthening of the sales structure in China, a strict condition prevailed for the fiscal year ended March 31, 2007, mainly owing to product price decline, an increase in development costs through dispersion of the product lineup, and a delay in cost reduction.

The Company recorded consolidated net sales of 4,652.6 billion yen for the fiscal year ended March 31, 2007, a decrease of 277.3 billion yen (5.6%) from the previous fiscal year. Despite an increase in sales, mainly of semiconductors in the Electron Devices business, this fall was mainly due to sales in line with those of the previous fiscal year in the Information Technology (“IT”) /Network Solutions business, and sale of the personal computer (“PC”) business in Europe, and streamlining of overseas business, and a decrease in the number of units shipped in Japan in the area of Mobile Terminals in the Mobile/Personal Solutions business.

Regarding profitability, operating income decreased by 2.6 billion yen (3.5%) from the previous fiscal year to 70.0 billion yen. Although there was an improvement in profit in the Mobile/Personal Solutions business as a result of streamlining of overseas business in the area of Mobile Terminals and in the Electron Devices business due to an increase in sales, the fall in operating income is mainly due to the accrual of estimated warranty costs for products already sold in the IT/Network Solutions business. Ordinary income increased by 1.4 billion yen (9.3%) from the previous fiscal year, to 16.3 billion yen. The Company recorded income before income taxes of 96.3 billion yen, an increase of 44.6 billion yen from the previous fiscal year. This was due to an increase in ordinary income, in addition to the recording of an increase in special gains and losses of 43.2 billion yen accompanying cancellation of the marketable securities of a part of the Company’s pension trust. In addition, consolidated net income improved by 19.2 billion yen from the previous fiscal year, to 9.1 billion yen.

Review of Operations by Business Segments and Major Business

The NEC Group’s primary business consists of three business segments: IT/Network Solutions business, Mobile/Personal Solutions business and Electron Devices business. The following is major services and products, and a review of the financial results for each business segment of the NEC Group for the fiscal year ended March 31, 2007.

Note:	The Company reorganized its structure on April 1, 2006 to accelerate the Company’s growth strategy by strengthening its ability to respond to future market growth brought by spread of NGNs, and to accelerate the convergence of IT and network. In line with the structural changes, the business segment of the Company was revised as of April 1, 2006.

IT/Network Solutions Business

Subsegment	Major Services and Products
IT Services/System Integration	Systems Integration (Systems Construction, Consulting), Maintenance and Support, Outsourcing and Support

IT Platforms	Intel-based Servers, Mainframe Computers, UNIX Servers, Supercomputers, Storage Products, Business PCs, Professional Workstations, Computer Software (Operating Systems, Middleware, Application Software)

Network Systems	Network Systems for telecommunications carriers (Mobile Communications Systems, Fixed-line Communications Systems, etc.), Enterprise Network Systems (IP Telephony Systems, etc.)

Social Infrastructure	Broadcasting Systems and Video Equipment, Control Systems, Aerospace Systems, Defense Systems (radar equipment, etc.)

Sales of the IT/Network Solutions business were 2,758.8 billion yen, an amount almost equivalent to that of the previous fiscal year. With regards to net sales by products and services, in the area of IT Services/System Integration, sales were almost equivalent to that of the previous fiscal year, and in the area of Network Systems, as a result of steady sales to telecommunications carriers, sales increased from the previous fiscal year. On the other hand, in the area of IT Platforms, sales decreased from the previous fiscal year, mainly owing to a decrease in sales of optical disk drives. In April, 2006, the Company transferred its operation of optical disk drives to the joint venture company between the Company and Sony Corporation. In the area of Social Infrastructure, sales decreased from the previous fiscal year, owing to a decrease in investment in digital terrestrial broadcasting systems in the Japanese market.

Operating income was 154.1 billion yen, a decrease of 26.8 billion yen (14.8%) from the previous fiscal year. This was mainly due to the accrual of estimated warranty costs for products already sold and a fall in sales in the area of IT Platforms.

Recently, a concern for information security increased. The Company developed a new system that is designed to prevent information leakage associated with loss or theft of computer by configuring Thin Client that has no storage unit such as hard disk drives. In addition, the Company upgraded the security software products “InfoCage” to realize the coordinated security function featuring the unified management of terminal, data, server, and network for purpose of preventing information leakage through, among other things, security breach by insiders, file-sharing software, and computer viruses. Further, the Company achieved during the fiscal year ended March 31, 2007 delivery of over 500 thousand units on an accumulated basis of the simplified wireless communications system “Pasolink” that enjoyed an expanding demand mainly as telecommunications system covering base stations for mobile communications systems. The Company has delivered Pasolink to customers in 123 countries, and has the second largest market share in the global market.

Mobile/Personal Solutions Business

Subsegment	Major Services and Products
Mobile Terminals	Mobile Handsets

Personal Solutions	Personal Computers, Personal Communication Equipment, “BIGLOBE” Internet Services

Sales of the Mobile/Personal Solutions business were 965.0 billion yen, a decrease of 285.3 billion yen (22.8%) from the previous fiscal year. This was mainly due to, in the area of Mobile Terminals, streamlining of overseas business and a decrease of shipments in Japan, and, in the area of Personal Solutions, the sale of its PC business in Europe and stagnant growth in the Japanese PC market.

Despite an improvement in profit of 21.8 billion yen (39.5%) from the previous fiscal year mainly due to reduced loss as a result of streamlining of overseas business in the area of Mobile Terminals, the Mobile/Personal Solutions business recorded an operating loss of 33.5 billion yen.

The Company developed, by using advanced technology of the Company and NEC Electronics Corporation, a subsidiary of the Company, the mobile phone handset “N703iµ” and supplied them to NTT DoCoMo, Inc. The handset that realized 11.4 mm in depth was the thinnest W-CDMA based folding phone in the world (as of January 16, 2007). This “N703iµ” has excellent battery life with approximately 690 hours of continuous standby time and features a variety of functions such as 1.3 million megapixel camera and music players. It gains a high reputation for its thinness and high functionality.

Electron Devices Business

Subsegment	Major Services and Products
Semiconductors	System LSIs (For Use in Communications Equipment, Computing and Peripheral Products, Consumer Electronics Products, Automotive and Industrial Products), Microcomputers, Discrete Devices, Optical and Microwave Devices

Electronic Components & Others	LCDs, Capacitors, Lithium-ion Rechargeable Batteries, Piezoelectric Devices, Relays, IC Cards, IC Tags

Sales of the Electron Devices business were 861.0 billion yen, an increase of 45.1 billion yen (5.5%) from the previous fiscal year. This was mainly due to an increase in sales of semiconductors. With regards to net sales by products and services, in the area of Semiconductors, sales increased from the previous fiscal year mainly due to an increase in sales of semiconductors for games consoles and general purpose microcontrollers. In the area of Electronic Components and Others, although there was steady overall demand in the market for electronic components, sales decreased from the previous fiscal year, owing to a decrease in sales of small-sized LCDs, for which there were large-scale orders in the previous fiscal year.

Although profit improved from the previous fiscal year by 7.8 billion yen (25.2%), an operating loss was 23.0 billion yen in the Electron Devices business. This was mainly due to the effect of product price decline, an increase in research and development costs, investment to enhance manufacturing capabilities, and the recording of expenses to improve profitability in the area of Semiconductors.

The Company and NEC Electronics Corporation developed, in cooperation with TOYOTA Motor Corporation and DENSO Corporation, “IMAPCAR”, the image-recognition LSI for the use in automobiles. IMAPCAR can recognize preceding vehicles and pedestrians in real time. This new technology will allow automobile manufacturers to develop collision-avoidance and other vehicle-safety systems. TOYOTA Motor Corporation has adopted this image-recognition LSI in part for its LEXUS-brand automobiles.

Others

Sales of the Others segment, which consists of the manufacture and sale of monitors and LCD projectors, were 548.7 billion yen, a decrease of 50.2 billion yen (8.4%) from the previous fiscal year. This was mainly because the Company sold the shares of NEC Machinery Corporation and Anelva Corporation, which were formerly consolidated subsidiaries of the Company, to Canon Inc.

Operating income amounted to 17.7 billion yen, an amount almost equivalent to that of the previous fiscal year.

(2)	Capital Expenditures of the NEC Group

The total capital expenditures of the NEC Group amounted to 177.5 billion yen for the fiscal year ended March 31, 2007. Major capital expenditures included investment in production lines for advanced semiconductor products, equipment for development of software and NGN-related products, as well as equipment to expand its “BIGLOBE” Internet services.

(3)	Financing Activities of the NEC Group

There was no material fund procurement by means of issuance of shares or debentures by the Company or its consolidated subsidiaries during the fiscal year ended March 31, 2007.

(4)	Challenges to be Addressed by the NEC Group

Through the advancement of IT and network technologies, a ubiquitous networked society, which enables interchange of necessary information via a variety of information communication devices at anytime, and anywhere, is now being realized. In addition, it is anticipated that NGNs will become the platform to create a convenient, comfortable, and safe and secure society, and a variety of new services will be created on this platform.

Embracing these changes in the business environment as new business opportunities, the NEC Group will promote further growth through the provision of total solutions, leveraging its world-class technological competence in the three business domains of IT/Network Solutions, Mobile/Personal Solutions, and Electron Devices.

To be more exact, leveraging NGNs, the NEC Group will create a wide variety of solutions that will be useful for the realization of a ubiquitous networked society in areas such as national and local governments, communications and media, distribution, finance, transport, and medical care as well as telecommunications carriers. Along with expanding its business in markets revitalized by NGNs, the NEC Group will expand the product and device businesses that support NGNs, aiming for increasing profitability in its NGN-related businesses which mainly provide service platforms.

In addition, it is necessary to further expand the global businesses of the NEC Group in order to promote its enhanced growth. The NEC Group is currently strengthening its operating bases by realigning overseas subsidiaries in the United States, Europe and Asia, aiming to create synergy in each country or region, and strengthening its sales and technical support structure. The NEC Group will carry out aggressive sales activities in overseas markets, focusing primarily on mobile communication systems in the area of Network Systems, and on competitive solutions and products, such as Thin Client Systems, in the areas of IT Services/System Integration and IT Platforms.

Furthermore, to increase profitability, in addition to further strengthening ongoing production innovation in the software development divisions and product manufacturing divisions, the NEC Group is aiming to secure profitability in the Mobile Terminal area through acceleration of mobile handset development and strengthening of supply chain management. In addition, in the area of Semiconductors, the NEC Group is strengthening collaboration between NEC Electronics Corporation and all of the other NEC Group companies toward steady execution of the restructuring measures disclosed by NEC Electronics Corporation in February, 2007, such as concentration of its resources in the digital consumer and automotive areas, and reduction of manufacturing costs by reorganizing its manufacturing lines in Japan and overseas,

By executing these measures, the NEC Group aims to develop into a global and innovative corporate group, achieving business growth and enhanced profitability and the Company will respond to the expectations of its shareholders.

The Company changed the accounting principles for preparing its consolidated financial statements under Japanese law from U.S. GAAP to Japan GAAP, as of the first half of the fiscal year ended March 31, 2007. The Company disclosed its half year financial results under Japan GAAP at the Tokyo Stock Exchange, Inc., etc. in November, 2006, and corrected these financial results in December, 2006. Taking this matter seriously, the Company has already implemented corrective measures, such as the use of a consolidated accounting system designed to comply with Japan GAAP, and the creation and familiarization of an accounting manual that lays out a unified accounting method for the NEC Group. Furthermore, the NEC Group is promoting improvement of its disclosure structure by implementing a series of measures described in the Improvement Report submitted to the Tokyo and other stock exchanges in Japan concerning the correction of its financial results, such as the enhancement of information systems and an increase of the number and enhanced training of personnel in accounting divisions.

The Company will continue to gather necessary transaction data and is conducting the analysis required for the audit of its consolidated financial statements to be included in its annual report for the fiscal year ended March 31, 2006, to be filed with the SEC, and is working diligently to regain its status of compliance by filing the report as early as possible. The Company’s American Depositary Receipts (“ADRs”) are currently subject to review by the Nasdaq Stock Market, Inc. (“NASDAQ”) for delisting from NASDAQ as a result of the delay in filing of the Company’s annual report with the SEC. The Company will endeavor to complete and submit the annual report and to maintain the listing of its ADRs on NASDAQ.

(5)	Changes in the Results of Operations and the Financial Position

(i)	Changes in the Results of Operations and the Financial Position (Consolidated)

a. 166th Business Period and 167th Business Period

<U.S. GAAP financial information>

	(In billions of yen except per share figures)
	Business Period
Indices	166th Business Period 4/1/03-3/31/04	167th Business Period 4/1/04-3/31/05
Net sales	4,860.5	4,801.7
Net income from continuing operations before income tax	141.2	145.1
Net income	10.0	77.2
Net income per share (yen)	5.78	39.62
Diluted net income per share (yen)	5.49	36.37
Total assets	4,086.8	3,982.5
Net assets	646.3	737.0

Notes:	1.	The consolidated financial statements of the Company for the 166th Business Period and the 167th Business Period have been prepared in accordance with U.S. GAAP. There are significant differences between Japan GAAP and U.S. GAAP. Your assessment of the financial information set forth above might be significantly affected if a reconciliation to Japan GAAP is presented.
	2.	The financial information set forth above is derived from previously announced U.S. GAAP consolidated financial information for the fiscal years ended March 31, 2004 and 2005. As discussed in, “(1)Development and Results of Operations of NEC Group - Overview”, however, the Company is reviewing its historical U.S. GAAP consolidated financial statements, including a further analysis to support its recognition of revenue, including multiple element arrangements. Most notably, the Company is gathering the data necessary with respect to the vendor specific objective evidence of the relative fair value of maintenance and support services. This compilation and analysis must be completed in order for the Company’s outside auditor to complete the audit under U.S. Public Company Accounting Oversight Board standards. The Company may be required to restate the financial information set forth above and take additional actions, depending on the results of the analyses currently underway.
	3.	“Net income from continuing operations before income tax” is presented excluding net income from operations that were discontinued during the 168th Business Period.
	4.	“Net income per share” is calculated based on Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings Per Share.” “Net income per share” means “Basic earnings per share” in SFAS No. 128, and it is calculated based on the weighted-average number of shares outstanding during each period. “Diluted net income per share” means “Diluted earnings per share” in SFAS No. 128, and it is calculated considering effect of dilutive securities.

b. 168th Business Period and 169th Business Period

<Japan GAAP financial information>

	(In billions of yen except per share figures)
	Business Period
Indices	168th Business Period 4/1/05-3/31/06	169th Business Period 4/1/06-3/31/07
Net sales	4,930.0	4,652.6
Ordinary income	15.0	16.3
Net income (loss)	(10.1)	9.1
Net income (loss) per share (yen)	(5.26)	4.43
Total assets	3,802.8	3,731.7
Net assets	1,029.8	1,240.1

Notes:	1.	The consolidated financial statements of the Company for the 168th Business Period and the 169th Business Period have been prepared in accordance with Japan GAAP. The consolidated financial statements for the 168th Business Period are prepared based upon the “Regulations Concerning Terminology, Forms, and Method for Preparing Consolidated Financial Statements” before amendment.
	2.	“Net income (loss) per share” is calculated based on the weighted-average number of shares outstanding during each period. In addition, the Company has adopted “Accounting standard regarding the net income per share” (Statement No.2 of Accounting Standards Board of Japan) and “Implementation Guideline for the application of the accounting standard regarding the net income per share” (Implementation Guideline No.4 of Accounting Standards Board of Japan).
	3.	Effective from the 168th Business Period, the Company has applied “Amendments to Accounting Standards for Retirement Benefits” (Statement No.3 of Accounting Standards Board of Japan) and “Implementation Guideline on Amendments to Accounting Standard for Retirement Benefits” (Implementation Guideline No.7 of Accounting Standards Board of Japan).
	4.	In the past, the Company recorded repair expenses for products, other than customized products, during warranty periods as the repair services are rendered. However, effective from the 168th Business Period, the Company has adopted a method for accruing repair expenses for product warranty liabilities using the historical repair expense ratio against net sales when the related sales are recognized.
	5.	In calculating net assets, the Company has adopted “Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Statement No.5 of Accounting Standards Board of Japan) and “Implementation Guideline on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Implementation Guideline No.8 of Accounting Standards Board of Japan), effective from the 169th Business Period.
	6.	The Company has adopted “Practical Solution on Revenue Recognition of Software” (PITF Report No.17) effective from the 169th Business Period and accrued estimated amounts of warranty expenses for customized products based on the historical warranty cost ratio against net sales or other.

(ii)	Changes in the Results of Operations and the Financial Position (Non-Consolidated)

	(In billions of yen except per share figures)
	Business Period
Indices	166th Business Period 4/1/03-3/31/04	167th Business Period 4/1/04-3/31/05	168th Business Period 4/1/05-3/31/06	169th Business Period 4/1/06-3/31/07
Net sales	2,509.1	2,426.8	2,370.7	2,210.8
Ordinary income	31.9	40.2	27.5	6.9
Net income	25.2	24.2	41.8	5.6
Net income per share (yen)	14.43	12.49	21.11	2.77
Total assets	2,682.4	2,487.7	2,458.4	2,422.6
Net assets	913.1	914.2	1,004.8	989.2

Notes:	1.	In reporting figures above, fractions less than one billion yen are discarded in the 166th Business Period, the 167th Business Period and the 168th Business Period, and rounded off in the 169th Business Period.
	2.	“Net income per share” is calculated based on the weighted-average number of shares outstanding during each period.
	3.	Effective from the 168th Business Period, the Company has applied “Amendments to Accounting Standards for Retirement Benefits” (Statement No.3 of Accounting Standards Board of Japan) and “Implementation Guideline on Amendments to Accounting Standards for Retirement Benefits” (Implementation Guideline No.7 of Accounting Standards Board of Japan).
	4.	In the past, the Company capitalized repair expenses for products during warranty periods when they accrued. However, effective from the 168th Business Period, the Company has adopted a method for capitalizing repair expenses as a reserve for product warranty liabilities using the ratio that past repair expenses bear to the past net sales.
	5.	In calculating net assets, the Company has adopted “Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Statement No.5 of Accounting Standards Board of Japan) and “Implementation Guideline on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (Implementation Guideline No.8 of Accounting Standards Board of Japan), effective from the 169th Business Period.
	6.	The Company has applied “Practical Solution on Revenue Recognition of Software” (PITF Report No.17) effective from the 169th Business Period and capitalized estimated amounts based on the actual past results and estimated amounts based on possible occurrences of additional costs by product, in order to prepare for repair expenses for defects after delivery of products to customers.

(6)	Corporate Splits

(i)	The Company established Sony NEC Optiarc Inc. as of April 3, 2006 by way of a joint corporate split (“kyodo shinsetsu bunkatsu”) between the Company and Sony Corporation in order to improve the performance of its optical disk drive business.

(ii)	As of July 1, 2006, the Company transferred its business of development, manufacture, sales and maintenance of IP telephony products to NEC Infrontia Corporation, a wholly owned subsidiary of the Company (“NEC Infrontia”), by way of a corporate split (“kaisha bunkatsu”) in order to integrate resources of the Company and NEC Infrontia for development of IP telephony products.

(iii)	The Company established NEC BIGLOBE, Ltd. (“NEC BIGLOBE”) by way of a corporate split effective as of July 3, 2006 in order to expand the business relating to its Internet services business “BIGLOBE” by promoting the alliance with other companies. For that end, NEC BIGLOBE issued new shares to Sumitomo Corporation, Daiwa Securities Group Inc., Sumitomo Mitsui Banking Corporation, DENTSU INC., and Hakuhodo Incorporated.

(7)	Parent Company and Principal Subsidiaries

(i)	Parent Company

The Company has no parent company.

(ii)	Principal Subsidiaries

Name of Subsidiary	Capital	Percentage of Shares Held	Main Business
	(Millions of yen)	(%)
NEC Personal Products, Ltd.	18,830	100	Development, manufacture, sale and maintenance of personal computers
NEC Infrontia Corporation	10,331	100	Manufacture and sale of communications systems, POS terminals, etc.
NEC Soft, Ltd.	8,668	100	Provision of system integration services, etc., and development and sale of software
NEC Access Technica, Ltd.	4,000	100	Manufacture of computer peripheral equipment, communications equipment, etc. for the Company and its affiliated companies
NEC Computertechno, Ltd.	1,200	100	Development, design and manufacture of computers for the Company
NEC Communication Systems, Ltd.	1,000	100	Development and sale of network systems-related software and equipment
NEC Nexsolutions, Ltd.	815	100	Provision of system integration services and sale of computers, etc.
NEC Semicon Package Solutions, Ltd.	400	100 (100)	Manufacture of semiconductors for the affiliated companies
NEC Saitama, Ltd.	200	100	Development and manufacture of mobile handsets and mobile communication base stations for the Company
NEC Electronics Corporation	85,955	65.0	Development, manufacture and sale of semiconductors
NEC Networks & System Integration Corporation	13,122	38.4	Design, construction, and maintenance of information and communications systems and installation of telecommunications systems and sale of information and communications equipment, etc.

Name of Subsidiary	Capital	Percentage of Shares Held	Main Business
	(Millions of yen)	(%)
NEC TOKIN Corporation	12,990	40.3 (0.4)	Manufacture and sale of materials and components for electronics applications
NEC Fielding, Ltd.	9,670	37.2	Installation and maintenance of computers and network systems
Nippon Avionics Co., Ltd.	5,145	50.0	Manufacture and sale of information systems, electronic equipment and electronic components
NEC Mobiling, Ltd.	2,370	51.0	Sale and maintenance of mobile handsets

	(Thousands of U.S. dollars)
NEC Corporation of America (U.S.A.)	929,928	100	Sale of computers and related equipment and communications equipment, and provision of system integration services, etc.

	(Thousands of sterling pound)
NEC Europe, Ltd. (U.K.)	64,720	100	Support and services as regional headquarters of NEC Group’s business in Europe, including control of sales and inventory management of it’s subsidiaries

	(Thousands of U.S. dollars)
NEC (China) Co., Ltd. (People’s Republic of China)	106,774	100	Support and services as regional headquarters of NEC Group’s business in the People’s Republic of China

Notes:	1.	Parenthetical figures indicate the percentage of shares held indirectly by the Company.
	2.	NEC Infrontia became a wholly owned subsidiary of the Company on May 1, 2006 by means of a corporate split (“kaisha bunkatsu”).
	3.	The figures for the percentage of shares held of NEC Electronics Corporation, NEC Networks & System Integration Corporation, NEC TOKIN Corporation, and NEC Fielding, Ltd. shown above do not account for the following shares that were contributed by the Company and its subsidiaries as part of severance indemnities trusts. The voting rights of such shares will be exercised at the instruction of the Company and its subsidiaries pursuant to the terms of the trusts indentures.

	Company	Subsidiaries
NEC Electronics Corporation	6,200,000 (5.0%)	—
NEC Networks & System Integration Corporation	6,400,000 (12.9%)	—
NEC TOKIN Corporation	12,700,000 (11.2%)	772,000 (0.7%)
NEC Fielding Ltd.	16,300,000 (29.9%)	—

4.	As of July 1, 2006, NEC Corporation of America was renamed from NEC Solutions (America), Inc. after its acquisition of the entire business of NEC USA, Inc., and merger with NEC America, Inc.

(8)	Principal Offices of the NEC Group, etc.

Head Office	Minato-ku, Tokyo

Branch Divisions	Hokkaido Branch Division (Sapporo)
Tohoku Branch Division (Sendai)
Kanto-Shinetsu Branch Division (Saitama)
Tokyo Branch Division (Minato-ku, Tokyo)
Kanagawa Branch Division (Yokohama)
Shizuoka Branch Division (Shizuoka)
Chubu Branch Division (Nagoya)
Hokuriku Branch Division (Kanazawa)
Kansai Branch Division (Osaka)
Chugoku Branch Division (Hiroshima)
Shikoku Branch Division (Takamatsu)
Kyushu Branch Division (Fukuoka)

Plants	Tamagawa Plant (Kawasaki)
Fuchu Plant (Fuchu, Tokyo)
Sagamihara Plant (Sagamihara)
Abiko Plant (Abiko)

Domestic Manufacturing	NEC Computertechno, Ltd. (Kofu)
Center	NEC Yamanashi, Ltd. (Otsuki)
NEC Saitama, Ltd. (Kodama-gun Kamikawamachi, Saitama)
NEC Personal Products, Ltd. (Yonezawa)
NEC Yamagata, Ltd. (Tsuruoka)
NEC Kyushu, Ltd. (Kumamoto)

Overseas Subsidiaries	NEC Corporation of America (U.S.A.)
NEC Europe, Ltd. (U.K.)
NEC (China) Co., Ltd. (People’s Republic of China)

(9)	Employees

(i)	Employees of the NEC Group

Sebsegment	Number of Employees
IT/Network Solutions Business	78,668
Mobile/Personal Solutions Business	8,708
Electron Devices Business	47,891
Others	19,519
Total	154,786

(ii)	Employees of the Company

Number of Employees	Increase (Decrease) from March 31, 2006	Average Age	Average Years of Employment
22,602	(926)	39.6	15.9

(10)	Major Borrowings

Creditors	Balance of Borrowings (In millions of yen)
Sumitomo Mitsui Banking Corporation	40,011
The Sumitomo Trust & Banking Co., Ltd.	18,996
Mizuho Corporate Bank, Ltd.	18,607
Sumitomo Life Insurance Company	17,350
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	15,820

2.	Shares and Shareholders of the Company

(1)	Total Number of Authorized Shares	7,500,000,000 shares

(2)	Total Number of Shares Issued	2,029,555,412 shares

Note:      The number of shares issued increased by 33,630,520 shares in connection with the stock-for-stock exchange between the Company and NEC Infrontia Corporation and by 1,508 shares as a result of conversion of convertible bonds during the fiscal year ended March 31, 2007.

(3)	Number of Shareholders 257,608

(4)	Major Shareholders (Top 10)

Name of Shareholders	Number of Shares Held	Percentage of Shares Held
	(In thousands of shares)
Japan Trustee Services Bank, Ltd. (Trust Account)	84,770	4.18%
The Master Trust Bank of Japan, Ltd. (Trust Account)	83,869	4.13%
Japan Trustee Services Bank, Ltd. (Trust Account No.4)	57,736	2.84%
The Chase Manhattan Bank, N.A. London	47,519	2.34%
Sumitomo Life Insurance Company	41,000	2.02%
Nippon Life Insurance Company	39,977	1.97%
NEC Employee Shareholding Association	29,336	1.45%
Hero and Company	28,050	1.38%
The Dai-ichi Mutual Life Insurance Company	24,569	1.21%
Japan Trustee Services Bank, Ltd. (The Sumitomo Trust & Banking Co., Ltd. Retrust Account/Sumitomo Corporation Employee Pension Trust Account)	23,299	1.15%

(5)	Classification of Shareholders

Classification of Shareholders	Percentage of Shares Held
Japanese government and local government	0.00%
Financial Institutions	29.16%
Securities Companies	2.26%
Other Corporations	4.46%
Foreign Investors	27.47%
Japanese Individuals and Others	36.65%
Total	100%

3.	Stock acquisition rights issued by the Company (the “Rights”)

As an incentive to promote management highly conscious of shareholder value and to improve the performance of the NEC Group, the Company granted the stock option to the directors and employees having the important responsibilities of the Company, and full-time chairpersons and presidents of the Company’s subsidiaries in Japan that play an important role in implementing the business strategies of the NEC Group. The summary of the stock options that are in effect as of March 31, 2007 is as follows:

Business Period	Number of Persons allotted	Number of the Rights	Number of shares to be issued or transferred upon exercise of the Rights	Amount to be paid for exercise of the Rights	Exercise period
164th Business Period 4/1/01-3/31/02	169	—	307,000	1,818 yen per share	From July 1, 2003 to June 30, 2007
165th Business Period 4/1/02-3/31/03	231	358	358,000	888 yen per share	From July 1, 2004 to June 30, 2008
166th Business Period 4/1/03-3/31/04	184	313	313,000	769 yen per share	From July 1, 2005 to June 30, 2009
167th Business Period 4/1/04-3/31/05	172	289	289,000	801 yen per share	From July 1, 2006 to June 30, 2010
168th Business Period 4/1/05-3/31/06	175	300	300,000	637 yen per share	From July 1, 2007 to June 30, 2011
169th Business Period 4/1/06-3/31/07	172	304	304,000	636 yen per share	From August 1, 2008 to July 31, 2012

Notes:	1.	The figures described in “Number of persons allotted”, “Number of the Rights” and “Number of shares to be issued or transferred upon exercise of the Rights” indicate the number at the time when such Rights are granted, and do not reflect the changes due to the exercise or the lost of the Right.
	2.	Under the stock option issued in the fiscal year ended March 31, 2002, the holder of the Rights is entitled to purchase treasury stock from the Company at the price described in “Amount to be paid for exercise of the Rights” above.
	3.	The Rights described above were not granted as compensation for the performance of the duties of the holders.

4.	Matters related to Directors and Corporate Auditors

(1)	Name, Position at the Company and Responsibility, Principal Occupation or Representative Status in Other Company or Entities of Directors and Corporate Auditors

Name	Position at the Company	Responsibility, Principal Occupation or Representative Status in Other Companies or Entities

Hajime Sasaki	Chairman of the Board (Representative Director)	Overall management for the operation of fundamental matters of the Company, Chairman, Japanese Standards Association

Kaoru Yano	President (Representative Director)	Management of execution of the Company’s business, Corporate Auditing

Kazumasa Fujie	Senior Executive Vice President and Member of the Board (Representative Director)	Domestic Sales Business Unit, Advertising and Export & Import Trade Control, important matters relating to Social Infrastructure Solutions Business Unit

Kazuhiko Kobayashi	Executive Vice President and Member of the Board	Important matters relating to International Business Promotion Unit, hardware mass-marketing business for International markets (excluding Mobile Terminals Business Unit) and strategy for product technology

Shunichi Suzuki	Executive Vice President and Member of the Board	Affiliated Company and Personal Solutions Business Unit, important matters relating to Corporate Business Development, President, NEC BIGLOBE, Ltd.

Yasuo Matoi	Executive Vice President and Member of the Board	Internal Control, important matters relating to Corporate Controller and Corporate Finance and IR

Masatoshi Aizawa	Executive Vice President and Member of the Board	Government, Community, Financial and Carrier Solutions Business Unit and Social Infrastructure Solutions Business Unit

Saburo Takizawa	Executive Vice President and Member of the Board	Enterprise Solutions Business Unit

Tsutomu Nakamura	Senior Vice President and Member of the Board	Intellectual Asset R&D Unit and Corporate IT, and Executive General Manager, Intellectual Asset Operation Unit

Konosuke Kashima	Senior Vice President and Member of the Board	Corporate Planning, Corporate Communications and General Affairs, important matters relating to Human Resources Development, HR Support and Health Care, assisting President regarding Corporate Auditing

Toshio Morikawa	Member of the Board	Advisor, Sumitomo Mitsui Banking Corporation

Akira Uehara	Member of the Board	President, Taisho Pharmaceutical Co., Ltd.

Yoshinari Hara	Member of the Board	Chairman of the Board, Daiwa Securities Group Inc.

Sawako Nohara	Member of the Board	President, IPSe Marketing, Inc.

Shigeo Matsumoto	Corporate Auditor (full-time)	-

Hiroshi Takakuta	Corporate Auditor (full-time)	-

Shinichi Yokoyama	Corporate Auditor	President and Chief Executive Officer, Sumitomo Life Insurance Company

Muneo Shigematsu	Corporate Auditor	-

Tatsuzo Homma	Corporate Auditor	Attorney

Notes:	1.	At the 168th Ordinary General Meeting of Shareholders held on June 22, 2006, Messrs. Masatoshi Aizawa and Yoshinari Hara and Ms. Sawako Nohara were elected as Directors of the Company.
	2.	At the 168th Ordinary General Meeting of Shareholders held on June 22, 2006, Mr. Tatsuzo Homma was elected as a Corporate Auditor of the Company.

3.	Messrs. Toshio Morikawa and Yoshinari Hara and Ms. Sawako Nohara are outside Directors, as stipulated in Item 15, Article 2 of the Company Law of Japan (“Company Law”).
4.	Messrs. Shinich Yokoyama, Muneo Shigematsu and Tatsuzo Homma are outside Corporate Auditors, as stipulated in Item 16, Article 2 of the Company Law.
5.	Messrs. Shigeo Matsumoto and Muneo Shigematsu were former Directors of the Company and Sumitomo Corporation, respectively, responsible for accounting, and they have considerable expertise in finance and accounting.
6.	The names of Directors and a Corporate Auditor who retired during the fiscal year ended March 31, 2007, their position at the time of the retirement and the date and reasons of their retirement are as follows:

Name	Position at the time of retirement	Date of retirement (reason)

Akinobu Kanasugi	Vice Chairman of the Board	November 13, 2006 (demise)

Toshiro Kawamura	Senior Executive Vice President and Member of the Board	June 22, 2006 (expiration)

Iwao Fuchigami	Executive Vice President and Member of the Board	June 22, 2006 (expiration)

Koichi Kimura	Member of the Board	June 22, 2006 (expiration)

Tsuneo Kabe	Corporate Auditor	June 22, 2006 (resignation)

Note:	The responsibility of Mr. Akinobu Kanasugi at that time of the retirement was assisting Chairman of the Board.

7.	On April 1, 2007, the positions and responsibilities of Directors were changed as follows:

Name	Position after change	Responsibility or Principal Occupation after change

Kazumasa Fujie	Senior Executive Vice President and Member of the Board (Representative Director)	Assisting President regarding sales and marketing in Domestic Sales Business Unit, Government, Community, Financial and Carrier Solutions Business Unit, Enterprise Solutions Business Unit and Social Infrastructure Solutions Business Unit, Export & Import Trade Control, important matters relating to Marketing Unit

Kazuhiko Kobayashi	Executive Vice President and Member of the Board	Special assignment by the President

Shunichi Suzuki	Executive Vice President and Member of the Board	Special assignment by the President

Yasuo Matoi	Executive Vice President and Member of the Board	Special assignment by the President

Masatoshi Aizawa	Executive Vice President and Member of the Board	Government, Community, Financial and Carrier Solutions Business Unit, Social Infrastructure Solutions Business Unit and global strategy for IT Solutions

Konosuke Kashima	Executive Vice President and Member of the Board	Corporate Planning, Corporate Communications, Affiliated Company and General Affairs, important matters relating to Corporate Business Development, Human Resources Development, HR Support and Health Care, assisting President regarding Corporate Auditing

Tsutomu Nakamura	Senior Vice President and Member of the Board	Intellectual Asset R&D Unit and Corporate IT

8.	In addition to the above, important concurrent positions held by Directors and Corporate Auditor are as follows:

Name	Concurrent Position	Name of Concurrent Company

Hajime Sasaki	Outside Director Outside Director	TEIJIN LIMITED Komatsu Ltd.

Shunichi Suzuki	Member of the Board	NEC Electronics Corporation

Masatoshi Aizawa	Outside Director	Keyware Solutions Inc.

Shigeo Matsumoto	Corporate Auditor	NEC Electronics Corporation

Note:	Important concurrent positions held by Mr. Toshio Morikawa are as described in “(3) (i) Important concurrent positions held by outside Directors and an outside Corporate Auditor (the concurrent positions as directors involved in execution of operations, corporate executive officers, outside directors or outside corporate auditors of other companies)”.

(2)	Remuneration paid or to be paid to Directors and Corporate Auditors

	Remuneration		Bonus
	Headcount	Total Amount (in millions of yen)	Headcount	Total Amount (in millions of yen)
Directors (of which Outside Directors)	15 (3)	495 (29)	10 —	108 —
Corporate Auditors (of which Outside Corporate Auditors)	5 (3)	92 (32)	— —	— —

Notes:	1.	Remunerations for Directors are determined according to their positions and the distinction of full-time or part-time, and bonuses for Directors are calculated by adding evaluation under certain rules of the contribution to the business results of the Company by their performance during previous fiscal year to the amount prescribed based on their position. However, such bonuses will be paid only to full-time Directors hereafter, including the payments for their performance during the fiscal year ended March 31, 2007. Remunerations for Corporate Auditors are calculated under certain rules determined by the Board of Corporate Auditors, and no bonuses are paid to Corporate Auditors. In addition, the Company abolished retirement allowance system for Directors and Corporate Auditors at the close of the 168th Ordinary General Meeting of Shareholders held on June 22, 2006.
	2.	The payment of bonus in the table above is to be submitted to the Meeting.
	3.	The Company paid 128,400,000 yen as bonuses to fifteen (15) Directors (including 2,200,000 yen paid to two outside Directors) who served as Directors of the Company at the end of March 31, 2006.
	4.	The Company paid 69,800,000 yen as retirement allowance (including special payment for the demise of Mr. Akinobu Kanasugi) to four Directors (including 5,000,000 yen paid to one outside Director) who retired during the fiscal year ended March 31, 2007. The Company also paid 5,000,000 yen as retirement allowance to one outside Corporate Auditor who retired during the fiscal year ended March 31, 2007.
	5.	The maximum monthly remuneration for Directors is 65,000,000 yen (approved at the 153rd Ordinary General Meeting of Shareholders held on June, 27, 1991).
	6.	The maximum monthly remuneration for Corporate Auditors is 8,000,000 yen (approved at the 153rd Ordinary General Meeting of Shareholders held on June 27, 1991).

(3)	Matters related to Outside Directors and outside Corporate Auditors

(i)	Important concurrent positions held by outside Directors and an outside Corporate Auditor (the concurrent positions as directors involved in execution of operations, corporate executive officers, outside directors or outside corporate auditors of other companies)

Name	Concurrent Position	Name of Other Companies

Toshio Morikawa	Outside Director Outside Director Outside Corporate Auditor	Komatsu Ltd. THE ROYAL HOTEL, LIMITED Taisho Pharmaceutical Co., Ltd.

Yoshinari Hara	Corporate Executive Officer	Daiwa Securities Group Inc.

Sawako Nohara	Representative Director	IPSe Marketing, Inc.

Shinichi Yokoyama	Representative Director	Sumitomo Life Insurance Company

Notes:	1.	The Company has continuing business relationship with IPSe Marketing, Inc., to which the Company subcontracts consulting service on its IT business.
	2.	The Company has continuing business relationship with Sumitomo Life Insurance Company such as sales of the Company’s products, provision of services such as system construction and consulting. In addition, the Company has long-term borrowings from Sumitomo Life Insurance Company.
	3.	Mr. Toshio Morikawa is a relative within the three degrees of relationship of an employee of The Bank of Tokyo-Mitsubishi UFJ, Ltd. which is a major business partner of the Company.

(ii)	Major Activities of outside Directors and outside Corporate Auditors

Name	Major Activities

Toshio Morikawa	He attended 21 meetings of Board of Directors out of 24 meetings held during the fiscal year ended March 31, 2007 for deliberation, including questions and remarks as appropriate.

Yoshinari Hara	After the assumption of office as Director of the Company, he attended 15 meetings of Board of Directors out of 19 meetings held during the fiscal year ended March 31, 2007 for deliberation, including questions and remarks as appropriate.

Sawako Nohara	After the assumption of office as Director of the Company, she attended 17 meetings of Board of Directors out of 19 meetings held during the fiscal year ended March 31, 2007 for deliberation, including questions and remarks as appropriate.

Shinichi Yokoyama	He attended 19 meetings of Board of Directors out of the 24 meetings, and 14 meetings of Board of Corporate Auditors out of the 17 meetings, both held during the fiscal year ended March 31, 2007 for deliberation, including questions and remarks as appropriate.

Muneo Shigematsu	He attended 21 meetings of Board of Directors out of the 24 meetings, and all of the 17 meetings of Board of Corporate Auditors, both held during the fiscal year ended March 31, 2007 for deliberation, including questions and remarks as appropriate.

Tatsuzo Homma	After the assumption of office as Corporate Auditor of the Company, he attended 16 meetings of Board of Directors out of 19 meetings, and all of the 11 meetings of Board of Corporate Auditors, both held during the fiscal year ended March 31, 2007 for deliberation, including questions and remarks as appropriate.

Note:	Outline of Action of outside Directors and outside Corporate Auditors regarding Delay of Filing of Annual Report with SEC.
The Company is required to file with SEC its annual report as an issuer of ADRs pursuant to the Securities and Exchange Act of 1934. However, the Company has not filed with the SEC of its annual report for the fiscal year ended March 31, 2006 after the deadline for filing, which was October 2, 2006, because the Company has not completed further analysis to support its revenue recognition required during the audit procedure of its consolidated financial statements. Messrs. Toshio Morikawa, Yoshinari Hara and Ms. Sawako Nohara have, at meetings of the Board of Directors, and Messrs. Shinichi Yokoyama, Muneo Shigematsu and Tatsuzo Homma have, at meetings of the Board of Corporate Auditors as well as meetings of Board of Directors, respectively, regularly expressed their opinions on the disclosure policy of the Company information, the content of disclosure, the method of disclosure and other related matters, and upon receipt reports on the abovementioned event and its development, and deliberated, among other things, the future preventive measures, and disclosure policies.

(iii)	Outline of agreements entered into with outside Directors and outside Corporate Auditors to limit their liabilities as stipulated in Paragraph 1, Article 427 of the Company Law

Pursuant to Articles 25 and 32 of the Articles of Incorporation of the Company, the Company entered into agreements with Messrs. Toshio Morikawa, Yoshinari Hara and Ms. Sawako Nohara, who are outside Directors, and Messrs Shinichi Yokoyama, Muneo Shigematsu and Tatsuzo Homma, who are outside Corporate Auditors, to limit their liabilities as stipulated in Paragraph 1, Article 427 of the Company Law. The outline of such agreements is to limit the liabilities as stipulated in Paragraph 1, Article 423 of the Company Law to the higher of 20 million yen or the amount provided in the Company Law and the Ordinance for Enforcement of the Company Law on condition that they perform their duties as Directors or Corporate Auditors in good faith and without gross negligence.

5.	Independent Auditor

(1)	Name of the Independent Auditor

Ernst & Young ShinNihon

(2)	Compensation to independent auditor for the fiscal year ended March 31, 2007

(in millions of yen)
Classification	Amount
(i) The total fees paid to the Independent Auditor of the Company as compensation for their duties under the Company Law.	1,197
(ii) Total amount paid to Ernst & Young Shin Nihon by the Company and its subsidiaries	2,228

Notes:	1.	The fees set forth in column (i) above include the fees for audit under the Securities Exchange Law of Japan and other laws because there are no separate provisions in the audit contract with the Independent Auditor between the fees for audit under the Company Law and the fees for audit under the Securities Exchange Law of Japan, and it is impracticable to distinguish between these two types of fees.
	2.	Of the Company’s subsidiaries listed in “1.(7)(ii) Principal Subsidiaries” above, those subject to audit by certified public accountants or audit firm other than Ernst & Young ShinNihon are as follows:

Name of Subsidiary	Certified Public Accountant

NEC Infrontia Corporation	AZSA & CO.

NEC TOKIN Corporation	AZSA & CO.

NEC Corporation of America	KPMG LLP

NEC Europe Ltd.	Ernst & Young LLP

NEC China	Ernst & Young Huaming Assurance and Advisory Business Services

(3)	Non-audit services rendered by the Independent Auditor

In addition to the work stipulated in Paragraph 1, Article 2 of the Certified Public Accountants Law of Japan, the Company engaged the Independent Auditor for the assessment of the Company’s assets and liabilities transferred to companies newly-established by way of a corporate split during the fiscal year ended March 31, 2007.

(4)	Company Policy regarding dismissal or decision not to reappoint the Independent Auditor

Subject to the prior consent of the Board of Corporate Auditors, the Board of Directors will propose a dismissal or disapproval of the reappointment of the Independent Auditor to the shareholder’s meeting when the situation arises where the Independent Auditor is no longer able to execute its duties in a proper manner or the Board of Directors decides that it is appropriate to dismiss or disapprove the reappointment of the Independent Auditor.

6.	Internal Control System and Policy of the Company

(1)	Internal Control System

A summary of the internal control system of the Company as provided in Item 6 of Paragraph 4, Article 362 of the Company Law adopted by resolution of the Board of Directors is as follows:

(i)	In order to comply with the laws and the Company’s Articles of Incorporation in the performance of duties by directors and employees, the Company shall ensure a clear understanding of and compliance with the NEC Group Charter of Corporate Behavior and the NEC Group Code of Conduct that were adopted to establish business ethics standards for the NEC Group and to ensure compliance with laws, Articles of Incorporation and internal rules. If any material violation of laws or Articles of Incorporation or internal rules is found, the Company shall investigate the cause of such violation and formulate and promote preventative measures. In addition, the Company shall prompt the use of “NEC Helpline,” a compliance hotline.

(ii)	The Company shall properly retain and manage information in accordance with laws, regulations and the Company’s internal rules.

(iii)	The Company shall implement risk management systems effectively and comprehensively under the consistent policy throughout the Company in accordance with the Company’s internal rules. Operating divisions shall properly implement risk management systems related to their operations and corporate staff divisions shall support such operating divisions’ activities. The Company shall deliberate fully on such matters of particular importance from a perspective of risk management as the strategy to control important management risk. The internal auditing division shall conduct audits of the enterprise risk management system and the status of implementation of risk management.

(iv)	In order to ensure the efficient performance of duties by Directors, the Board of Directors shall delegate its authorities to corporate officers and promote timely decision-making and effective performance of duties. Corporate officers shall, under the direction of the Board of Directors, efficiently conduct businesses in accordance with midterm corporate management goals and budgets decided by the Board of Directors.

(v)	In order to ensure the proper operation of the NEC Group, the Company shall dispatch Directors and Corporate Auditors to subsidiaries, conduct routine sharing of information to promote operations in accordance with the NEC Group Charter of Corporate Behavior and the NEC Group Code of Conduct, and shall give instructions and assistance to subsidiaries for the establishment of the systems ensuring compliance with laws, regulations and fairness of the operation of business. The internal auditing division shall conduct audits of subsidiaries through cooperation with their internal auditing sections to ensure the fairness of their operations.

(vi)	The Company shall assign full-time employee to assist Corporate Auditors in performing their duties. Matters regarding such employees, including performance review, personnel change and disciplinary action, shall be approved by Corporate Auditors.

(vii)	Directors and employees shall report to Corporate Auditors on the status of the performance of their duties.

(viii)	In order to ensure the effective audit, Corporate Auditors shall exchange information and consult with each other on the state of audits. Furthermore, Corporate Auditors shall periodically receive reports on financial audit from the Independent Auditors and exchange opinions with them.

(2)	Policy on the Control over the Company

The Company believes that the decision as to the person who should control the financial and business affairs of the Company shall be made by the shareholders of the Company. However, in the event that a person or entity (the “Proposer”) proposes to purchase the substantial number of the shares of the Company with an intent to control the Company or proposes the takeover of the Company, the Company believes it is the responsibilities of the Board of Directors to request the Proposer to provide appropriate information on the reasonableness of the consideration and other conditions of proposal and the influence such action may have on the management policy and business plan of the Company, to evaluate the information provided and consider whether such proposal has merit in promoting the corporate value of the Company and the common interest of the shareholders and to express the opinion of the Company for purposes of assisting the shareholders to make decisions whether or not to accept the proposal. In addition, the Company believes that according to the circumstances it may be required to negotiate with the Proposer or to present counter proposals to the shareholders.

The Company has not adopted a policy of defensive measures that will become effective when a proposal is made by the Proposer. It is the Company’s intention, however, that if (i) the sufficient information is not provided by the Proposer, (ii) the shareholders are not afforded the time sufficient to consider the proposal or (iii) the Company decides that the proposal would have an adverse effect on the corporate value of the Company or the common interest of the shareholders, the Company will decide and implement reasonable countermeasures that are practicable at the time and acceptable to the shareholders. Further, the Company may consider the introduction of defensive measures based on the business environment, the market trend, the laws and regulations and other trends if it is considered appropriate to do so for purposes of promoting the corporate value of the Company and the common interest of the shareholders.

(3)	Policy on the surplus dividend

As the Company needs to adopt a flexible policy in order to better respond to the rapidly changing business environment, the Company considers, among other factors, the following factors in determining its cash dividends: the profits earned in the relevant fiscal period; the financial outlook for the following fiscal periods, the dividend payout ratio, and the internal demand for funds such as capital expenditures.

The Company will pay an annual dividend of 8 yen per share of common stock for the full year ended March 31, 2007 (including an interim dividend of 4 yen per share of common stock).

In addition, it is provided in its Articles of Incorporation that the Company may determine distribution of the surplus by resolutions of the Board of Directors so that the Company may make a distribution flexibly. The Company will pay dividends twice annually, with the record dates of March 31 and September 30, as in the past.

CONSOLIDATED BALANCE SHEET

(As of March 31, 2007)

(In millions of yen)
Account	Amount
Assets
Current assets	2,047,681
Cash and deposit	332,446
Notes and accounts receivable, trade	874,543
Current marketable securities	91,570
Inventories	493,224
Deferred tax assets	114,560
Other current assets	150,895
Allowance for doubtful notes and accounts	(9,557)

Non-current assets	1,683,988
Property, plant and equipment	684,529
Buildings and structures	238,677
Machinery and equipment	214,833
Tools and other equipment	104,925
Land	92,203
Construction in progress	33,891
Intangible assets	221,991
Goodwill	89,566
Software	126,339
Other intangible assets	6,086
Investments and other assets	777,468
Investment securities	230,504
Stock of affiliated companies	221,864
Deferred tax assets	160,810
Other	181,098
Allowance for doubtful notes and accounts	(16,808)

Total assets	3,731,669

(In millions of yen)
Account	Amount
Liabilities
Current liabilities	1,695,479
Notes and accounts payable, trade	786,899
Short-term borrowings	110,385
Commercial paper	102,943
Long-term borrowings (within one year)	41,562
Bonds payable (within one year)	76,570
Accounts payable, other and accrued expenses	285,039
Advances from customers	66,730
Reserve for bonus to directors	401
Product warranty liabilities	34,459
Other current liabilities	190,491

Non-current liabilities	796,067
Bonds payable	443,219
Long-term borrowings	42,759
Non-current deferred tax liabilities	11,424
Accrued pension and severance costs	216,769
Provision for loss on repurchase of computers	16,355
Long-term product warranty liabilities	2,380
Provision for recycling expenses of personal computers	5,634
Other	57,527

Total liabilities	2,491,546

Net Assets
Shareholders’ equity	972,438
Common stock	337,822
Additional paid-in capital	464,838
Retained earnings	173,003
Treasury stock	(3,225)
Valuation and translation adjustments	66,370
Unrealized gains (losses) on marketable securities	57,706
Unrealized gains (losses) on hedging	(143)
Foreign currency translation adjustments	8,807
Share subscription rights	81
Minority interests	201,234

Total net assets	1,240,123

Total liabilities and net assets	3,731,669

CONSOLIDATED STATEMENT OF OPERATIONS

(for the fiscal year ended March 31, 2007)

(In millions of yen)
Account	Amount
Net Sales	4,652,649
Cost of sales	3,242,459

Gross profit on sales	1,410,190

Selling, general and administrative expenses	1,340,214

Operating income	69,976

Non-operating income	26,195
Interest income	8,951
Dividend income	3,622
Other	13,622
Non-operating expenses	79,824
Interest expense	16,161
Loss on disposal of fixed assets	15,639
Provision for accrued pension and severance costs	13,863
Settlement payment and compensation loss	7,510
Equity in losses of affiliated companies	4,006
Foreign exchange loss	2,622
Other	20,023

Ordinary income	16,347

Special Gain	115,155
Gain on cancellation of the marketable securities of the pension trust	69,533
Gain on sale of investment in securities	25,651
Gain on change in interest in affiliated companies	8,630
Gain on transfer of marketable securities to the pension trust	6,534
Gain on sale of fixed assets	2,872
Reversal of provision for recycling expenses of personal computers	1,892
Gain on sale of stock of affiliated companies	41
Gain on lapse of share subscription rights	2
Special Loss	35,205
Restructuring charges	15,805
Loss due to devaluation of investments in securities	10,058
Cost of corrective measures for products	4,695
Impairment loss on fixed assets	2,768
Pension and severance costs	991
Loss on sale of stock of affiliated companies	661
Loss on sale of fixed assets	208
Loss on sale of investment in securities	19

Income before income taxes	96,297

Corporate tax, inhabitant tax and enterprise tax	30,728
Income taxes - deferred	62,242
Minority interest in income (loss) of consolidated subsidiaries	(5,801)

Net income	9,128

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(for the fiscal year ended March 31, 2007)

	(In millions of yen)
	Shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total
Balances as of March 31, 2006	337,821	441,155	173,808	(2,869)	949,915
Changes of items during the fiscal year
Increase by stock-for-stock exchange		24,382			24,382
Conversion of convertible bond type warrant	1	1			2
Bonus to directors			(200)		(200)
Dividends			(14,081)		(14,081)
Net income			9,128		9,128
Purchase of treasury stock				(558)	(558)
Disposal of treasury stock		(153)		202	49
Changes in the scope of equity method			4,348		4,348
Others		(547)			(547)
Net changes in items other than those in shareholders’ equity
Total changes of items during the fiscal year	1	23,683	(805)	(356)	22,523
Balances as of March 31, 2007	337,822	464,838	173,003	(3,225)	972,438

	(In millions of yen)
	Valuation and translation adjustments				Share subscription rights	Minority interests	Total net assets
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on hedging	Foreign currency translation adjustments	Total of Valuation and translation adjustments
Balances as of March 31, 2006	78,128	—	1,764	79,892	—	212,843	1,242,650
Changes of items during the fiscal year
Increase by stock-for-stock exchange							24,382
Conversion of convertible bond type warrant							2
Bonus to directors							(200)
Dividends							(14,081)
Net income							9,128
Purchase of treasury stock							(558)
Disposal of treasury stock							49
Changes in the scope of equity method							4,348
Others							(547)
Net changes in items other than those in shareholders’ equity	(20,422)	(143)	7,043	(13,522)	81	(11,609)	(25,050)
Total changes of items during the fiscal year	(20,422)	(143)	7,043	(13,522)	81	(11,609)	(2,527)
Balances as of March 31, 2007	57,706	(143)	8,807	66,370	81	201,234	1,240,123

Notes to Consolidated Financial Statements

I	Significant accounting policies

1.	Significant changes of accounting principles

The Company previously disclosed its consolidated financial results based on the financial statements prepared in accordance with the terms, formats, and preparation methods of accounting principles generally accepted in the U.S. (“U.S. GAAP”) pursuant to the provision of Paragraph 1 of Article 179 of the Regulation of Enforcement of Commercial Code of Japan. However, the Company has adopted, starting with the fiscal year ended March 31, 2007, accounting principles generally accepted in Japan (“Japan GAAP”) for preparing and disclosing its consolidated financial statements required under Japanese laws. Accordingly, this consolidated financial statements prepared pursuant to Paragraph 1 and 3 of Article 444 of the Company Law, present the financial results under Japan GAAP. This change in accounting principles came about because the Company was unable to prepare its consolidated financial statements under U.S. GAAP for the fiscal year ended March 31, 2006, as the audits relating to its annual report to be filed with the U.S. Securities and Exchange Commission (“SEC”) have not been completed under the audit standards by U.S. Public Company Accounting Oversight Board.

2.	Scope of consolidation

Number of consolidated subsidiaries	342 companies

Major consolidated subsidiaries

NEC Electronics Corporation, NEC Corporation of America, NEC Personal Products, Ltd., NEC Europe Ltd., NEC (China) Co., Ltd., NEC Networks & System Integration Corporation, NEC TOKIN Corporation, NEC Infrontia Corporation, NEC Fielding, Ltd., Nippon Avionics Co., Ltd., NEC Mobiling, Ltd.

The consolidated financial statements for the fiscal year ended March 31, 2007 have added 32 companies to consolidation while excluding 46 companies from consolidation, major companies of which are as stated below:

Number of companies categorized as consolidated subsidiaries due to acquisition and establishment
32 companies

Major companies

NEC BIGLOBE, Ltd., NEC Electronics Korea Ltd., NEC Phillips Unified Solutions B.V., NEC TOKIN Korea Ltd., and others

Number of companies liquidated or sold	36 companies

Major companies

Hokko Denshi Co., Ltd., Packard Bell B.V., NEC USA Inc., NEC Laser & Automation, Ltd., NEC Gotemba Ltd., and others

Number of companies decreased due to merger	10 companies

(Previous)	(New)

TOKIN Shoko Corporation NEC TOKIN Toyama, Ltd. NEC TOKIN Iwate, Ltd. NEC TOKIN Tochigi, Ltd. NEC TOKIN Hyogo, Ltd. NEC TOKIN Corporation	NEC TOKIN Corporation

NEC America Inc. NEC Solutions (America), Inc.	NEC Corporation of America

NEC Compound Semiconductor Devices, Ltd. NEC Deviceport, Ltd. NEC Electronics Corporation	NEC Electronics Corporation

E.Piphany Solutions ABeam System Engineering Ltd.	ABeam System Engineering Ltd.

Qorval Integrated Solutions, Inc. ABeam Consulting (USA) Ltd.	ABeam Consulting (USA) Ltd.

3.	Items related to companies accounted for by the equity method

(1) Number of companies accounted for by the equity method

There is no non-consolidated subsidiaries accounted for by the equity method.

Number of affiliated companies accounted for by the equity method	68 companies

Major companies

Pleomart. Inc, Keyware Solutions Inc., Nippon Computer System Co., Ltd., South Tokyo Cabletelevision, Alaxala Networks Corporation, NEC Leasing, Ltd., Nippon Electric Glass Co., Ltd., Anritsu Corporation, Japan Aviation Electronics Industry, Ltd, Honda Elesys Co., Ltd., NEC SCHOTT Components Corporation, Sincere Corporation, NEC TOPPAN Circuit Solutions, Inc., Shanghai SVA NEC Liquid Crystal Display, Ltd, Sony NEC Optiarc Inc., Adcore-Tech Co., Ltd.

The current consolidated financial period’s number of companies accounted for by the equity method has changed. There is a total of 5 additional companies including Sony NEC Optiarc Inc., Adcore-Tech Co., Ltd., and 3 other companies. 5 companies in total are deleted including Hua Hong Semiconductor Limited, Biwagin Software, Inc. and 3 other companies.

(2) There is no non-consolidated subsidiaries and affiliated companies in which the equity method is not applied.

(3) Names of the companies that were not accounted for as affiliated companies in spite of the voting right that we own between 20/100 and 50/100 based on our account.

Name of the company

Japan Electronic Computer Co., Ltd.

Reason for which is not included in affiliated companies

The Company owns more than 20% of the total number of outstanding stocks of Japan Electronic Computer Co., Ltd. However, Japan Electronic Computer Co., Ltd. is excluded from affiliated companies as it is operated and co-financed by 6 domestic computer manufacturing companies for the promotion of the data processing industry, and therefore is categorized as a special company.

4.	Item related to the financial period, etc. of consolidated subsidiaries

Except for the below companies, the financial period is ended March 31.

NEC do Brasil S.A., NEC Solutions Brasil S.A., Shougang NEC Electronics Co., Ltd., NEC Argentina S.A., NEC Chile S.A., NEC Philips Unified Solutions B.V., and 53 other companies

Most of the above companies’ fiscal period is ended December 31 and those financial statements as of the end of the fiscal period are included. Material transactions after the end of the fiscal period are adjusted for consolidation purpose.

5.	Items related to accounting standards

The accounting standards adopted by consolidated subsidiaries and the accounting standards adopted by the Company are almost more or less the same. However, part of the accounting standard adopted by overseas consolidated subsidiaries of the Company complies with the accounting standards of their countries.

(1) Valuation standard and method of material assets

(a) Valuation standard and method of securities

Investment in other securities

-	Marketable securities

Fair value method based on market price as of the end of the fiscal period

Valuation difference, net of the applicable income taxes is directly included in net assets and the cost of products sold is calculated by the moving average cost method.

-	Non-marketable securities

Moving average cost method

(b)	Valuation standard and method of derivatives

Derivatives

Fair value method

(c)	Valuation standard and method of inventories

Lower of cost or market method based on the following valuation method is adopted.

Finished products:	Custom-made products: Accumulated cost method (in most cases)
Mass-produced standard products: First-in, first-out method (in most cases)

Work in process:	Custom-made products: Accumulated cost method (in most cases)
Mass-produced standard products: Average cost method (in most cases)

Components and raw materials:	First-in, first-out method (in most cases)

(2)	Valuation standard and method of major depreciable assets

(a)	Property, plant and equipment

Declining balance method is adopted (in most cases)

Expected useful lifetime is as below (in most cases)

Building and structures: 7-50 years

Machinery, equipment, tools and furniture: 2-22 years

Leased assets are depreciated using the declining balance method over the lease period.

(b)	Intangible assets

Software	With respect to software for sale, the Company adopted the depreciation method based on the projected sales volume (the Estimated valid period is 3 years or less).

As for software for internal use, straight-line method based on the estimated useful period within the Company (ranging up to 5 years) is adopted.

Goodwill	Goodwill is amortized on a straight-line basis over the periods that are estimated by each acquisition, ranging up to 20 years.

(c) Investments and other assets Long-term prepaid expenses	Long-term prepaid expenses are amortized on a straight-line basis, or amortized based on the actual sales volume.

(3)	Accounting standards for significant reserves

Allowance for doubtful notes and accounts	An allowance for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts.

Reserve for bonus to directors	The Company and its domestic subsidiaries provide reserve for directors’ bonus commensurate to the fiscal period, out of an expected payment amount during the fiscal year ended March 31, 2007 in order to pay the directors’ bonus.

Product warranty liabilities	The Company and its consolidated subsidiaries record an estimated amount for after services of products or development programs based on past actual results against sales amount and the possibility incurring additional cost.

Furthermore, “Practical Solution on Revenue Recognition of Software (PITF Report No.17 dated March 30, 2006) has been adopted from the fiscal year ended march 31, 2007. Estimated amounts based on the past actual results and estimated amounts based on possible occurrences of additional cost by product are recorded in order to prepare for repair expenses for defects after delivery of products to customers. As the result of this, when comparing with the method adopted in the past, operating income, ordinary income and income before income taxes for the fiscal year ended March 31, 2007 is 13,370 million yen less, respectively.

Accrued pension and severance costs

In order to provide for pension and severance payments, accrued pension and severance cost is calculated based on the estimated amounts of benefit obligation and pension plan assets as of end of the fiscal year ended March 31, 2007. With respect to net obligations resulting from the adoption of applicable accounting standards, 15 years on pro rata basis is amortized to expense.

Unrecognized prior service costs is amortized on the straight-line method over the average remaining service period as of incurred (mainly 14 years) of employees expected to receive benefits under the plan. Actuarial loss is amortized on the straight-line method over the average remaining service period as of incurred (mainly 12 years) of employees expected to receive benefits under the plan.

Provision for loss on repurchase of computers

An estimated amount for re-purchase losses is recorded based on past actual results in order to cover losses at the time of repurchasing computers.

Provision for recycling expenses of personal computers

An estimated amount for recycling expenses of personal computers is recorded based on the volume of shipments and the rate of collection to provide for recycling expenses of personal computers at the time of collecting domestic computers that were sold in accordance with the PC Recycling System.

Since factors for reserve are revised every term using the JEITA’s (Japan Electronics and Information Technology Industries Association) report and the Company’s consolidated subsidiaries’ actual results of recycling, the previous period’s revised amount is recorded as special gains.

(4)	Other significant accounting issues

Standard for converting material foreign assets or debts to domestic currency

Receivables and payables in foreign currency are converted into yen at the spot exchange rate at the fiscal year-end and the translation difference is recorded as a profit or loss. As for the assets and liabilities of overseas subsidiaries, etc., they are converted into yen at the spot exchange rate at the fiscal year-end and the income and expenses are converted into yen at the average rate of the period and the translation difference is included in the minority interests and foreign currency translation adjustment of net assets.

Material leasing transactions

The lessee’s financial lease transactions are accounted in the same way as ordinary sales transactions.

Accounting for material hedging activities

(a)	Accounting for hedging activities

The Company adopts the deferred hedge accounting method for the derivative transaction in order to hedge the interest rate risk.

(b)	Hedging instruments and hedged items

Hedge instrument : interest rate swap

Hedged items : bonds and loans

(c)	Hedging policy

Derivative transactions are utilized in order to offset market fluctuations or to fix the cash flow according to the Company’s Risk Control Rules.

(d)	Assessment of hedge effectiveness

The Company assesses the hedge effectiveness based on comparing fluctuations in the market of hedged items or cumulative amounts of change in cash flow with fluctuations in the market of hedged instruments or cumulative amounts of change in cash flow.

Accounting for consumption taxes

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

Consolidated return system

The Company adopts the consolidated return system

6.	Valuation of assets and liabilities of consolidated subsidiaries

Assets and liabilities of consolidated subsidiaries are valued using the partial market value method.

II	Changes in significant accounting policies

Changes in accounting policies

1.	Accounting standards for presentation of net assets in the balance sheet

Effective from the fiscal year ended March 31, 2007, the Company has adopted the “Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Statement No.5 of December 9, 2005)” and the “Implementation Guidance for Accounting Standard for Presentation of Net Assets in the Balance Sheet (ASBJ Guidance No.8 of December 9, 2005)”. The amount corresponding to the conventional shareholders’ equity in the balance sheet is 1,038,951 million yen.

2.	Accounting standards for business combinations

Effective from the fiscal year ended March 31, 2007, the Company has adopted the “Accounting Standards for Business Combinations (Business Accounting Council, October 31, 2003)”, “Accounting Standard for Business Divestitures (ASBJ Statement No.7, December 27, 2005)”, and “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (ASBJ Guidance No.10, final revision, December 22, 2006)”.

3.	Revision of accounting standards for treasury stock and appropriation of legal reserve, etc.

Effective from the fiscal year ended March 31, 2007, the Company has adopted the revised “Accounting Standards for Treasury Stock and Appropriation of Legal Reserve (ASBJ Statement No.1: final revision, August 11, 2006)” and “Implementation Guidance on Accounting Standards for Treasury Stock and Appropriation of Legal Reserve (ASBJ Guidance No. 2: final revision, August 11, 2006)”. The effect of this adoption did not have impact on the consolidated statement of operations.

4.	Accounting standards for directors’ bonus

Effective from the fiscal year ended March 31, 2007, the Company has adopted the “Accounting Standard for Directors’ Bonus (ASBJ Statement No. 4, November 29, 2005)”. As a result of this change, operating income, ordinary income and income before income taxes decreased by 401 million yen, respectively.

5.	Accounting standards for stock option

Effective from the fiscal year ended March 31, 2007, the Company has adopted the “Accounting Standard for Share-based Payment (ASBJ Statement No. 8, December 27, 2005)”, and “Implementation Guidance on Accounting Standard for Share-based Payment (ASBJ Guidance No. 11, final revision May 31, 2006)”. The effect of this adoption did not have material impact on the consolidated financial statements.

III	Notes to Consolidated Balance Sheet

1.	Assets pledged as and liabilities secured by collateral

(1)	Balance of assets pledged as collateral

(In millions of yen)
Buildings and structure	6,846
Machinery and equipment	1,385
Land	7,132
Other	103

Total	15,466

(2)	Balance of liabilities secured by collateral

(In millions of yen)
Short-term borrowings	2,267
Long-term borrowings	2,249
Other	162

Total	4,678

2.	Accumulated depreciation of property, plant and equipment

(In millions of yen)
Accumulated depreciation	1,789,062

3.	Guarantee obligation

Guarantee of liabilities for bank borrowings

(In millions of yen)
Shanghai SVA NEC Liquid Crystal Display, Ltd.	20,688
Employees	12,928
Sony NEC Optiarc Inc.	770
NEC TOPPAN Circuit Solutions, Inc.	554
Other	2,022

Total	36,962

Guaranty on residual value of operating leases

(In millions of yen)
SMBC Leasing	19,393
BOT Lease	3,810
IBJ Leasing	1,496
Other	452

Total	25,151

Important legal proceedings

NEC Electronics America, Inc., a consolidated subsidiary of the Company, has been sued by direct and indirect DRAM purchasers in a number of class action civil antitrust lawsuits seeking damages for alleged antitrust violations and by attorney generals of a number of states in the United States. Although the Company has reached a compromise with many of the purchasers (including proxies for the plaintiff) who directly purchased DRAMs from NEC group companies, a number of cases have remained under negotiation with such purchasers. The Company is also co-operating with an investigation being conducted by the European Commission by providing information regarding potential violations of antitrust law in the DRAM industry. These civil proceedings, negotiations for settlement, and related investigations in the United States and Europe have drawn no conclusion at this time. However, the Company has set aside an estimated amount in connection with the civil proceedings and negotiations for settlement in the United States.

4. Notes receivable discounted	447 million yen
5. Notes receivable endorsed	959 million yen

IV	Notes to Consolidated Statement of Operations

Gain on cancellation of marketable securities of the pension trust

The Company has an excess funding of plan assets at fair value for the retirement benefit obligation as a result of an improvement in pension fund management. The Company cancelled a part of share of Nippon Electric Glass Co., Ltd. set in the trust and the gain was recorded.

V	Notes to Consolidated Statement of Changes in Net Assets

1.	Notes to significant accounting policies

As described in “I-1. Significant change of accounting principles”, the Company has adopted Japan GAAP, starting from the fiscal year ended March 31, 2007 for preparing and disclosing its consolidated financial statements. As a result, the beginning balances in Consolidated Statement of Changes in Net Assets are not equal with the corresponding balances as of March 31, 2006 in Consolidated Balance Sheet, except for the balance of Common stock and Treasury stock.

2.	Matters related to Issued Stock

Common stock	2,029,555,412 shares

3.	Matters related to Dividends

(1) Payment of dividends

Resolution	Class of Stock	Total dividends (In millions of yen)	Dividend per share (Yen)	Record Date	Effective Date
June 22, 2006 Ordinary General Meeting of Shareholders	Common Stock	5,979	3	March 31, 2006	June 23, 2006
November 21, 2006 Meeting of Board of Directors	Common Stock	8,105	4	September 30, 2006	December 1, 2006
Total	—	14,084	—	—	—

(2) Dividends with record dates that fall within the fiscal year ended March 31, 2007, and of which the effective dates are after the fiscal year ended March 31, 2007

The Company proposed and decided the matter of payment of dividends at the extraordinary Meeting of Board of Directors held in May 21, 2007.

(a) Total Dividends	8,104 million yen
(b) Dividends per share	4 yen
(c) Record date	March 31, 2007
(d) Effective date	June 7, 2007

4.	Class and Number of shares to be issued or acquired upon exercise of the Stock Acquisition Rights (the “Rights”) as of March 31, 2007 (Except for the Rights whose exercise period is not coming).

Resolution in June 20, 2000
Number of the Rights	163
Class and Number of shares to be issued or acquired upon exercise of the Rights	Common Stock 163,000
Exercise price per share	888 yen
Exercise Period	From July 1, 2004 to June 30, 2008

Resolution in June 19, 2003
Number of the Rights	187
Class and Number of shares to be issued or acquired upon exercise of the Rights	Common Stock 187,000
Exercise price per share	769 yen
Exercise Period	From July 1, 2005 to June 30, 2009

Resolution in June 22, 2004
Number of the Rights	279
Class and Number of shares to be issued or acquired upon exercise of the Rights	Common Stock 279,000
Exercise price per share	801 yen
Exercise Period	From July 1, 2006 to June 30, 2010

VI	Notes to information of per share

Net assets per share	512.99 yen
Net income per share	4.43 yen

VII	Others

1. Lease Transactions

Operating leases (Lessee)
Future minimum lease payments subsequent to March 31, 2007	(In millions of yen)
Due in one year or less	41,856
Due after one year	144,979

Total	186,835

2. Securities

(1) Other marketable securities

				(In millions of yen)
	Description	Acquisition cost	Carrying value	Unrealized gains (losses)
Securities with book value exceeding acquisition cost	1. Stocks	57,317	144,790	87,473
	2. Bonds
	(a) Governmental and municipal bonds	5	8	3
	(b) Corporate bonds	—	—	—
	3. Others	58	95	37
	Subtotal	57,380	144,893	87,513

Securities with book value not exceeding acquisition cost	1. Stocks	5,918	5,051	(867)
	2. Bonds
	(a) Governmental and municipal bonds	22	22	0
	(b) Corporate bonds	600	598	(2)
	3. Others	1,657	1,616	(41)
	Subtotal	8,197	7,287	(910)

Total		65,577	152,180	86,603

(2)	Other marketable securities sold during the fiscal year ended March 31, 2007

		(In millions of yen)
Proceeds from sales	Gross realized gains	Gross realized losses
38,432	25,651	19

(3)	The carrying value and a description of major securities whose fair value was not determinable as of March 31, 2007

(In millions of yen)
Carrying Value
Other Securities
1. Stocks	70,132
2. Bonds	24,979
3. Investment in limited partnership and similar partnership	6,945
4. Commercial paper	54,970
5. MMF	11,477

(4)	Redemption schedule of other securities with fixed maturities as of March 31, 2007

				(In millions of yen)
	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years
1. Bonds
Governmental and municipal bonds	23,983	—	8	22
Corporate bonds	—	996	—	598
Commercial paper	54,970	—	—	—

2. Other	1,140	—	—	—

Total	80,093	996	8	620

(5)	Change in the classification of securities during the fiscal year ended March 31, 2007

The Company changed the classification of Hua Hong Semiconductor Limited, heretofore considered as stock of affiliated companies, to other securities from the fiscal year ended March 31, 2007. The cause of this change is as follows:

Reason
Hua Hong Semiconductor Limited	This is because the Company excluded Hua Hong Semiconductor Limited, from the scope of equity method as the Company do not consider to have important influence on the management of Hua Hong Semiconductor Limited.

As a result, investment securities increased 18,233 million yen and stock of affiliated companies decreased by the same amount.

3. Pension and Severance Plans

(1)	Outline of pension and severance plans adopted

The Company and its consolidated subsidiaries in Japan have defined benefit plans, which include non-contributory defined benefit pension plans, tax-qualified pension plans and severance indemnity plans. In some cases, extra retirement benefits are paid when an employee retires.

Most of the consolidated subsidiaries outside Japan have various retirement plans which are mainly defined benefit plans and/or defined contribution plans covering substantially all of their employees.

The Company and some of its consolidated subsidiaries in Japan have pension trust. As a result of a recovery in stock market conditions and some other factors, there has been an excess in funding of pension funds for the pension obligation of the Company. The Company cancelled a part of its pension trust during the fiscal year ended March 31, 2007 where the condition of excess funding for the trust is reasonably expected to continue after cancellation.

NEC Pension Fund, established by the Company and certain consolidated subsidiaries in Japan received the approval from the Minister of Health, Labor and Welfare to eliminate the benefit obligation related to future employee service under the substitutional portion of the welfare pension fund plans on September 2002 and the portion related to past service on December 2003. Following the approval, the Company and certain consolidated subsidiaries in Japan transferred their welfare pension fund plans to non-contributory defined benefit pension plan.

Some other consolidated subsidiaries in Japan, also having had welfare pension fund plan, were granted to separate the benefit obligation related to past services by the Minister of Health, Labor and Welfare on February 2006, and transferred the assets of the pension plans in May 2006.

Since the fiscal year ended March 31, 2004, the Company and certain consolidated subsidiaries in Japan have amended their severance indemnity plans by introducing a “point-based benefits system,” under which benefits are calculated based on accumulated points allocated to employees according to their job classification and their performance.

Since the fiscal year ended March 31, 2004, the Company and certain consolidated subsidiaries in Japan have transferred from welfare pension fund plan and/or tax-qualified pension plans to non-contributory defined benefit pension plans, and a cash balance pension plan was established. Under a cash balance pension plan, each participant has an account which is credited based on their job classification and interest crediting rate calculated based on a market interest rate.

(2)	Retirement benefit obligations

(In millions of yen)
A. Retirement benefit obligation	(1,093,808)
B. Plan assets	863,303

C. Unfunded retirement benefit obligations (A+B)	(230,505)
D. Unrecognized transition obligation due to accounting changes	116,897
E. Unrecognized actuarial differences	68,875
F. Unrecognized Prior service cost (reduction in obligations)	(105,614)

G. Consolidated book value (C+D+E+F)	(150,347)
H. Prepaid pension expenses	66,422

I. Provisions for retirement benefits (G-H)	(216,769)

Note: Some subsidiaries use the simplified method in calculating the retirement benefit obligations.

(3)	Retirement benefit expenses

(In millions of yen)
A. Service cost	45,739
B. Interest cost	26,048
C. Expected return on plan assets	(15,292)
D. Amortization of transition obligation due to accounting changes	14,782
E. Amortization of actuarial differences	3,311
F. Amortization of prior service cost	(8,838)
G. Other	3,633

H. Retirement benefit expenses (A+B+C+D+E+F+G)	69,383

Notes:	1.	Retirement benefit expenses of consolidated subsidiaries that adopt simplified method are collectively stated in “A. Service cost”.
	2.	“G. Other is the amount of premiums paid into the defined contribution pension plan.

(4)	Items related to basis of calculation of retirement benefit obligation

A. Allocation method for forecast retirement benefit cost	Mainly, point basis

B. Discount rate	Mainly, 2.5%

C. Expected rate of return on plan assets	Mainly, 2.5%

D. Period for amortization of prior service cost	Mainly 14 years (amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan)

E. Period for amortization of actuarial differences	Mainly, 12 years (amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan starting from next fiscal year)

F. Period for amortization of obligation due to accounting changes	Mainly, 15 years

4. Impairment loss on fixed assets

(1)	Summary of assets and asset groups in recognition of impairment loss

Application	Type	Place

Business assets	Buildings and structures, and intangible assets	Shinagawa-ku, Tokyo

Business assets	Buildings and structures, and tools and other equipment	Yokohama City, Kanagawa Prefecture

Idle assets	Land, machinery and other equipment	Tsuruoka City, Yamagata Prefecture

Idle assets	Land	Sunto-gun and other locations, Shizuoka Prefecture

(2)	Background to recognition of impairment loss

The Company has capitalized an impairment loss on fixed assets as special losses because there were uncollectible amounts of investment due to lower profitability of fixed assets for business, and fall in the market values of idle assets.

(3)	Amount of impairment loss

(In millions of yen)
Buildings and structures	231
Land	400
Machinery and equipment	338
Tools and other equipment	310
Software	1,080
Intangible fixed assets - others	260
Investment and other assets - others	149

Total	2,768

(4)	Method for grouping assets

In principle, the Company has grouped assets based on business units and management companies that have continuously managed revenues and expenses of the business, except for idle assets which are classified into one asset group.

(5)	Estimation of collectable accounts

The higher of the net realizable value and the useful value of an asset for business is applied to the collectable amount of the asset. The net realizable value is applied to idle assets. The net realizable value of a fixed asset is reasonably estimated based on the assessed value of the fixed asset. The useful value of an asset is assessed based on the memorandum value of the asset due to negative cash flow for the future.

5.	Deferred income taxes

(1)	Significant components of deferred tax assets and liabilities

(Deferred tax assets)

(In millions of yen)
Operating loss carryforwards	173,034
Accrued retirement benefits	129,354
Investments in subsidiaries or affiliated companies	86,698
Accrued expenses and product warranty liabilities	72,709
Depreciation	42,854
Valuation of inventory	27,986
Loss due to devaluation of investment in securities	17,878
Research and development costs	14,553
Unrealized gain due to inter-company transactions on inventories and fixed assets, etc.	13,320
Provision for loss on repurchase of computers	6,028
Other	58,413

Total deferred tax assets	642,827
Valuation allowance	(185,136)

Total deferred tax assets	457,691

(Deferred tax liabilities)

(In millions of yen)
Reacquiring shares of affiliated company in relation to the cancellation of the marketable securities of the pension trust	(56,184)
Gain on transfer of marketable securities to the pension trust	(47,742)
Unrealized gain on marketable securities	(29,300)
Tax on undistributed earnings	(27,204)
Tax deductible reserve	(3,779)
Other	(30,498)

Total deferred tax liabilities	(194,707)

Net deferred tax assets	262,984

Note: Net deferred tax assets and liabilities were included in the consolidated balance sheet as follows:

Current assets—Deferred tax assets	114,560
Long-term assets—Deferred tax assets	160,810
Current liabilities—Other	(962)
Long-term liabilities—Deferred tax liabilities	(11,424)

(2)	The reconciliation between the actual tax rate reflected in the consolidated financial statements and the statutory tax rate is as follows:

(%)
Statutory tax rate	40.5

(Reconciliation)

(%)
Changes in valuation allowance	41.8
Tax on undistributed earnings	6.6
Non-deductible expenses for tax purpose	6.1
Non-deductible goodwill	3.5
Equity in (earnings) losses of affiliated companies	2.3
Unrealized gain due to inter-company transactions on inventories and fixed assets, etc.	1.7
International tax rate differences	(1.5)
Other	(4.5)

Actual tax rate after adoption of tax-effect	96.5

6.	Business combination related items

(1)	Stock-for-stock exchange transaction between entities under common control (NEC Network and System Integration Corporation)

(a)	Summary of transaction, including names of combining companies or business, description of business, legal framework of business combination, and purpose of transaction

(i)	Combining companies

The Company, NEC Networks & System Integration Corporation (“NESIC”), and NEC Telenetworx, Ltd. (“NEC Telenetworx) both of which were consolidated subsidiaries of the Company.

(ii)	Description of business

NESIC: Planning, consulting, designing, and constructing network systems

NEC Telenetworx: Maintenance and support of equipment related to switching, carrier communication, wireless communication (microwave, satellite), communication control, broadcasting, and activities in space

(iii)	Summary of transaction, including legal framework of business combinations and purposes of transaction

The business combinations by the companies mentioned above aim to reinforce the maintenance and operation service business in the Network Solution area and to promote streamlining of the business. To these ends, on April 1, 2006, a stock-for-stock exchange was conducted in which NESIC acquired all the shares of NEC Telenetworx and made the company a wholly-owned subsidiary of NESIC. In other words, through this stock-for-stock exchange, NEC Telenetworx, which was a wholly-owned subsidiary of the Company, became a wholly-owned subsidiary of NESIC, or a sub-subsidiary of the Company. Through this stock-for-stock exchange, the Company also acquired additional shares of NESIC, resulting in an increase in the percentage of the Company’s ownership by 11.48%.

(b)	Summary of accounting methods implemented

The Company has adopted the accounting methods for consolidated financial statements prescribed in “(2) Transactions with minority shareholders, 4. Accounting for transactions under common control in Accounting Standards for Business Combinations III.”

NESIC has minority shareholders. Thus, the Company has accounts for the difference, which is gain on change of equity in special gain, between the decrease in the Company’s share in NEC Telenetworx and the amount with which the business of NEC Telenetworx has presumably been transferred. The Company has also booked as goodwill the difference between the amount that the Company has presumably made as additional investment in NESIC and the additional equity acquired.

(c)	Matters related to additional acquisitions of shares of subsidiaries

(i)	Cost of acquisition of business: 6,780 million yen

Detail: Shares of NEC Telenetworx

(ii)	Stock conversion ratio

(Common stock) NESIC: 26.051 shares; NEC Telenetworx: 1 share

(iii)	Method for calculating the stock conversion ratio

Both companies conducted the stock-for-stock exchange by referring to the ratio calculated by a third party institution.

(iv)	Number of shares that NESIC offered the Company and their appraisal value:

7,815,300 shares, 6,780 million yen

(v)	Amount of accrued goodwill, accrual cause, and amortization method and period

A. Amount of goodwill: 581 million yen

B. Accrual cause: The market value at the time of the business combinations exceeded the acquisition cost

C. Amortization method and period: Straight-line method over two years

(2)	Stock-for stock exchange transactions between entities under common control (NEC Infrontia Corporation)

(a)	Summary of transaction, including the names of the combination companies or businesses, description of business, legal framework of business combination, and purposes of the transaction

(i)	Combining companies

The Company and NEC Infrontia Corporation (“NEC Infrontia”), a consolidated subsidiary of the Company. The name of NEC Infrontia has remained unchanged after the business combination.

(ii)	Description of business

Development, manufacturing, and marketing of information and telecommunications systems and operation terminals, and system solution business

(iii)	Summary of transaction, including legal framework of business combination and purpose and transaction

The business combination aimes to reinforce the IP telephony business within the NEC Group. To this end, on May 1, 2006, a stock-for-stock exchange was conducted in which the Company made NEC Infrontia a wholly-owned subsidiary of the Company. Specifically, through this stock-for-stock exchange, the Company acquired 34.29 % of the shares of NEC Infrontia and NEC Infrontia became the wholly-owned subsidiary of the Company.

(b)	Summary of accounting methods implemented

The Company has adopted the accounting methods for consolidated financial statements prescribed in “(2) Transactions with minority shareholders, 4. Accounting for transaction under common control in Accounting Standards for Business combination III”.

The difference between the amount that the Company has presumably made as additional investments in NEC Infrontia and the additional equity acquired is accounted for as goodwill.

(c)	Matters related to additional acquisition of shares of subsidiaries

(i)	Cost of acquisition of business: 24,405 million yen

Details: Shares of the Company : 24,382 million yen

Direct cost for acquisition: 23 million yen

(ii)	Stock conversion ratio

(Common stock) The Company : 0.774 shares NEC Infrontia : 1 share

(iii)	Method for calculating the stock conversion ratio

Both companies conducted the stock-for-stock exchange by referring to the ratio calculated by a third party institution.

(iv)	Number and appraisal value of shares delivered : 33,630,520 shares, 24,382 million yen

(v)	Amount of goodwill, accrual cause, and amortization method and period:

A. Amount of goodwill: 12,916 million yen

B. Accrual cause: The market value at the time of the business combination exceeded the acquisition cost

C. Amortization method and period: Straight-line method over 15 years

(3)	Business divesture transactions (Sony NEC Optiarc Inc.)

(a)	Summary of business divesture, including the name of company divested (successor entity), description of business divested, major cause of business divesture, and legal framework

(i)	Name of company divested: Sony NEC Optiarc Inc. (“Sony NEC Opriarc”)

(ii)	Description of business divested: Development, design, manufacturing, marketing and sale of optical disk drives

(iii)	Main cause for business divesture:

The business divesture aims to reinforce the optical disk drive business of the Company by consolidating it with the optical disk drive business of Sony Corporation (“Sony”).

(iv)	Summary of business divesture, including business divesture date and legal framework

On the business divesture date of April 1, 2006, the Company and Sony divested their optical disk drive business from the companies and set up a new company called “ Sony NEC Optiarc Inc.” which succeeds the business. As a result of this business divesture, the percentage of the Company’s ownership in Sony NEC Optiarc is 45%. The Company and Sony had decided the ownership ratio by referring to the result of cash flows, estimated by a third party institution, which will be produced by the business in the future.

(b)	Summary of accounting methods implemented

The Company has adopted accounting methods for consolidated financial statements prescribed in the “Accounting for the Divesting Entity in Accounting Standard for Business Divestures”. Since the percentage of the Company’s ownership in Sony NEC Optiarc is 45%, Sony NEC Optiarc is accounted for by the equity method. The gain from the change in the business divesture is minor.

(c)	Name of business segment in which divested business is included

IT/Network Solutions segment

(d)	Rough estimate of gain and loss from the business divested, which is accounted for in the current consolidated statement of operations

No rough estimate is reported because such gain or loss is minor.

(4)	Formation of jointly controlled company (Adcore-Tech Co., Ltd.)

(a)	Summary of transaction, including name of jointly controlled company, description of business, legal framework of business combination, and purposes of transaction

(i)	Name of jointly controlled company

Adcore-Tech Co., Ltd. (“Adcore-Tech”)

(ii)	Description of business

Development, designing and technical licensing of a “communication platform” that plays the key role in communication technologies of mobile phone systems of third generation mobile phones and onwards

(iii)	Legal framework of business combination

Formation of a jointly controlled company

(iv)	Summary of transaction including purposes of transaction

The Company, NEC Electronics Corporation (“NEC Electronics”), which is a consolidated subsidiary of the Company, Matsushita Electric Industrial Co., Ltd. (“Matsushita Electric”), Panasonic Mobile Communications Co., Ltd. (“Panasonic Mobile”), and Texas Instruments Incorporated (“Texas Instruments”) have jointly established a corporation that engages in the development of mobile phone systems.

The joint company aims to lead the development of a communication platform that will play the key role in the current advanced 3.5G mobile phone system, in anticipation of developing a 3.9G mobile phone system in the future. The results of development efforts will be licensed worldwide, contributing to the development of the mobile phone industry worldwide. The Company and NEC Electronics invested 2,650 million yen in establishment of this joint development company.

(b)	Summary of accounting methods implemented

The shareholders of Adcore-Tech consist of three groups, namely the Company and NEC Electronics; Matsushita Electric and Panasonic Mobile; and Texas Instruments. The total number of shares held by the Company and NEC Electronics is the same as the total number held by Matsushita Electric and Panasonic Mobile (and both these groups hold more shares than the other group). Thus, concerning jointly controlled companies, the Company has adopted the accounting methods for consolidated financial statements prescribed in “(7) Formation of joint venture, 3. Accounting for combining of interests, Accounting Standard for Business Combinations III”. Adcore-tech is accounted for by the equity method.

<Reference Document>

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(For the fiscal year ended March 31, 2007)

(In millions of yen)
Account	Amount
Cash flows from operating activities:
Income before income taxes	96,297
Depreciation	198,398
Equity in losses of affiliated companies	4,006
Gain on change in interest in affiliated companies	(8,630)
Increase in notes and accounts receivable	(31,524)
Increase in inventories	(14,098)
Decrease in notes and accounts payable	(24,413)
Income tax paid	(28,107)
Other, net	46,389

Net cash provided by operating activities	238,318

Cash flows from investing activities:
Net payments from acquisition and sales of property, plant and equipment	(136,499)
Acquisitions of intangible assets	(36,262)
Net proceeds from (payment of ) purchases and sales of securities	3,751
Other, net	(666)

Net cash used in investing activities	(169,676)

Cash flows from financing activities
Net repayments of bonds and borrowings	(101,458)
Dividends paid	(14,060)
Other, net	11,779

Net cash used in financing activities	(103,739)

Effect of exchange rate changes on cash and cash equivalents	6,096

Net decrease in cash and cash equivalents	(29,001)
Cash and cash equivalents at the beginning of the fiscal year	452,370

Cash and cash equivalents at the end of the fiscal year	423,369

BALANCE SHEET

(Non-consolidated)

(As of March 31, 2007)

(In millions of yen)
Account	Amount
Assets
Current assets	874,592
Cash and deposit	62,508
Notes receivable, trade	1,614
Account receivable, trade	434,811
Finishing products	72,754
Semifinished components	2,356
Raw materials	18,324
Work in process	79,747
Stock	875
Advance payment	6,696
Prepaid expenses	8,744
Deferred tax assets	51,634
Short-term loans receivable from affiliated companies	43,459
Accounts receivable	90,780
Other current assets	848
Allowance for doubtful notes and accounts	(558)

Non-current assets	1,547,987
Property, plant and equipment	191,651
Buildings	76,997
Structures	4,310
Machinery and equipment	20,631
Cars and other land delivery equipment	20
Tools, furniture and fixture	35,181
Land	49,338
Construction in progress	5,175
Intangible assets	57,985
Patent rights	90
Lease hold rights	120
Software	56,522
Facility rights	349
Other intangible assets	903
Investments and other assets	1,298,350
Investment securities	214,142
Stock of affiliated companies	819,162
Bonds payable of affiliated companies	7,574
Investment in capital	373
Long-term loan receivable	5,189
Long-term loan receivable for employees	59
Long-term loan receivable for affiliated companies	34,851
Bankruptcy claim, reorganization claim and other	23,083
Long-term prepaid expenses	15,400
Long-term deferred tax assets	76,476
Security deposit	15,272
Prepaid pension and severance cost	124,676
Other	1,113
Allowance for doubtful notes and accounts	(39,020)

Total assets	2,422,579

(In millions of yen)
Account	Amount
Liabilities
Current liabilities	1,078,491
Notes payable, trade	323
Accounts payable, trade	517,130
Short-term borrowings	65,758
Commercial paper	102,943
Long-term borrowings (within one year)	10,610
Bonds payable (within one year)	76,000
Accounts payable, others	12,586
Accrued expenses	105,495
Accrued income taxes	513
Advances from customers	38,215
Deposits received	115,860
Reserve for bonus to directors	108
Current product warranty liabilities	22,696
Provision for loss on guarantees	810
Other current liabilities	9,445

Non-current liabilities	354,851
Bonds payable	127,300
Convertible Bonds	197,904
Long-term borrowings	10,331
Provision for loss on repurchase of computers	16,355
Other	2,961

Total liabilities	1,433,342

Net Assets
Shareholders’ equity	935,189
Common stock	337,822
Additional paid-in capital	422,378
Legal capital surplus	422,378
Retained earning	178,012
Legal reserve	35,615
Other legal reserves	142,397
Earned surplus carried forward	142,397
Treasury stock	(3,024)
Valuation and translation adjustments	53,992
Unrealized gains (losses) on marketable securities	54,270
Unrealized gains (losses) on hedging	(278)
Share subscription rights	56

Total net assets	989,237

Total liabilities and net assets	2,422,579

STATEMENT OF OPERATIONS

(Non-consolidated)

(for the fiscal year ended March 31, 2007)

(In millions of yen)
Account	Amount
Net Sales	2,210,758
Cost of sales	1,620,100

Gross profit on sales	590,659
Selling, general and administrative expenses	578,061
Operating income	12,598

Non-operating income	39,591
Interest income	1,269
Dividend income	31,895
Other	6,426
Non-operating expenses	45,330
Interest expense	10,887
Provision for accrued pension and severance costs	8,241
Loss on disposal of fixed assets	6,289
Settlement payment and compensation loss	5,074
Other	14,838

Ordinary income	6,859

Special Gain	94,636
Gain on cancellation at the marketable securities of the pension trust	69,533
Gain on sale of investment in securities	20,755
Gain on sale of fixed assets	2,132
Gain on sale of stock of affiliated companies	1,349
Reversal of allowance for doubtful notes and accounts of affiliated companies	866
Gain on lapse of share subscription rights	2
Special Loss	63,679
Loss due to devaluation of stock of affiliated companies	60,852
Impairment loss on fixed assets	1,677
Loss due to devaluation of investment in securities	971
Loss on sale of fixed assets	179

Income before income taxes	37,816

Corporate tax, inhabitant tax and enterprise tax	(22,980)
Income taxes - deferred	55,200

Net income	5,596

STATEMENT OF CHANGES IN NET ASSETS

(Non-consolidated)

(for the fiscal year ended March 31, 2007)

	(In millions of yen)
	Shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings		Treasury stock	Total
		Legal capital surplus	Legal reserve	Other legal reserve
				Earned surplus carried forward
Balances as of March 31, 2006	337,821	412,357	35,615	151,166	(2,869)	934,090
Changes of items during the fiscal year
Increase by stock-for-stock exchange		10,019				10,019
Conversion of convertible bond type warrant	1	1				2
Bonus to directors				(128)		(128)
Dividends				(14,084)		(14,084)
Net income				5,596		5,596
Purchase of treasury stock					(356)	(356)
Disposal of treasury stock				(153)	202	49
Net changes in items other than those in shareholders’ equity
Total changes items during the fiscal year	1	10,020	—	(8,769)	(154)	1,098
Balances as of March 31, 2007	337,822	422,378	35,615	142,397	(3,024)	935,189

	(In millions of yen)
	Valuation and translation adjustments			Share subscription rights	Total net assets
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on hedging	Total of Valuation and translation adjustment
Balances as of March 31, 2006	70,760	—	70,760	—	1,004,851
Changes of items during the fiscal year
Increase by stock-for-stock exchange					10,019
Conversion of convertible bond type warrant					2
Bonus to directors					(128)
Dividends					(14,084)
Net income					5,596
Purchase of treasury stock					(356)
Disposal of treasury stock					49
Net changes in items other than those in shareholders’ equity	(16,490)	(278)	(16,768)	56	(16,712)
Total changes of items during the fiscal year	(16,490)	(278)	(16,768)	56	(15,614)
Balances as of March 31, 2007	54,270	(278)	53,992	56	989,237

Report of Independent Auditors

May 20, 2007

The Board of Directors

NEC Corporation

Ernst & Young ShinNihon

Yasunobu Furukawa (Seal)
Designated and Engagement Partner
Certified Public Accountant

Kazuya Oki (Seal)
Designated and Engagement Partner
Certified Public Accountant

Kiyomi Nakayama (Seal)
Designated and Engagement Partner
Certified Public Accountant

Pursuant to Article 444, Section 4 of the Company Law of Japan, we have audited the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of changes in net assets and the notes to consolidated financial statements of NEC Corporation (the “Company”) applicable to the fiscal year from April 1, 2006 through March 31, 2007. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on those consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of the NEC group, which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2007 in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

Report of Independent Auditors

May 20, 2007

The Board of Directors

NEC Corporation

Ernst & Young ShinNihon

Yasunobu Furukawa (Seal)
Designated and Engagement Partner
Certified Public Accountant

Kazuya Oki (Seal)
Designated and Engagement Partner
Certified Public Accountant

Kiyomi Nakayama (Seal)
Designated and Engagement Partner
Certified Public Accountant

Pursuant to Article 436, Section 2, Paragraph 1 of the Company Law of Japan, we have audited the balance sheet, the statement of operations, the statement of changes in net assets, the notes to financial statements and related supplementary schedules of NEC Corporation (the “Company”) applicable to the 169th fiscal year from April 1, 2006 through March 31, 2007. These financial statements and the related supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the related supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, financial position and the results of operations of the Company applicable to the 169th fiscal year ended March 31 2007, in conformity with the accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

REPORT OF THE BOARD OF CORPORATE AUDITORS

With respect to our audit on the business report, the financial statements, their related supplementary schedules, the consolidated financial statements, and other performance by the Directors of their duties for the 169th business period from April 1, 2006 to March 31, 2007, we, the Board of Corporate Auditors, hereby report as follows:

1.	Audit method by Corporate Auditors and the Board of Corporate Auditors and details thereof

In accordance with auditing principles and auditing plans determined by the Board of Corporate Auditors, we conducted an audit based on a necessary inspection by each Corporate Auditor, and deliberation on the reported results of such inspection at meetings of the Board of Corporate Auditors.

Specifically Corporate Auditors attended meetings of the Board of Directors and other important meetings, examined documents evidencing important authorizations or other important reports, received reports from Directors, the Independent Auditors and others on their performance of duties, and inspected the operations and the state of assets at the head office and principal facilities. With respect to the Company’s subsidiaries, Corporate Auditors received reports from Directors and others of relevant divisions and, when necessary, visited the subsidiaries and conducted inspections.

We were notified by the Independent Auditors that they were establishing the systems for ensuring proper performance of duties of the Independent Auditors in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), etc.

2.	Results of audit

(1)	The business report and the related supplementary schedules present fairly the position of the Company in conformity with applicable laws and its Articles of Incorporation.

(2)	We have found no improper acts by Directors in the performance of their duties or any material facts in connection with the performance by Directors of their duties that constitute any violation of applicable laws or the Articles of Incorporation.

(3)	The resolution of the Board of Directors on establishment of internal control system of the Company is fair and appropriate.

(4)	We have found no matters that must be reported upon with regards to the fundamental policy on who should control the financial and business affairs of the Company.

(5)	The procedures and results of the audit conducted by Ernst & Young ShinNihon, the Independent Auditors, are fair and appropriate.

May 21, 2007

Board of Corporate Auditors
NEC Corporation

Full-time Corporate Auditor	Shigeo Matsumoto (Seal)
Full-time Corporate Auditor	Hiroshi Takakuta (Seal)
Outside Corporate Auditor	Shinichi Yokoyama (Seal)
Outside Corporate Auditor	Muneo Shigematsu (Seal)
Outside Corporate Auditor	Tatsuzo Homma (Seal)

REFERENCE DOCUMENTS FOR THE MEETING

Proposals for the matters to be voted upon and reference matters relating to the proposals:

Proposal No. 1: Election of Sixteen (16) Directors

Upon the close of the Meeting, the term of office as Director of all fourteen Directors will expire. The Company intends to increase the number of outside Directors in order to strengthen supervisory function by the Board, and accordingly, it is proposed that sixteen Directors be elected.

The candidates are as follows:

Name (Date of Birth)	Brief Employment History and Representative Status in Other Companies or Entities		Number of the Company’s Shares Held
1. Hajime Sasaki (April 6, 1936)	April 1961 June 1988 June 1991 June 1994 June 1996 March 1999	Joined the Company Member of the Board Senior Vice President and Member of the Board Executive Vice President and Member of the Board Senior Executive Vice President and Member of the Board (Representative Director) Chairman of the Board (Representative Director) (to present)	56,891
	Representative Status in Other Companies or Entities: Chairman, Japanese Standards Association
2. Kaoru Yano (February 23, 1944)	April 1966 June 1995 June 1999 December 2000 April 2002 October 2002 April 2003 June 2004 April 2006	Joined the Company Member of the Board Senior Vice President and Member of the Board Senior Vice President and Member of the Board, Company Deputy President of NEC Networks Senior Vice President and Member of the Board, Company President of NEC Networks Executive Vice President and Member of the Board, Company President of NEC Networks Executive Vice President and Member of the Board Senior Executive Vice President and Member of the Board (Representative Director) President (Representative Director) (to present)	24,000

Name (Date of Birth)	Brief Employment History and Representative Status in Other Companies or Entities		Number of the Company’s Shares Held
3. Kazumasa Fujie (July 18, 1944)	April 1967 June 1998 April 2000 April 2002 April 2003 June 2003 April 2005 April 2006	Joined the Company Member of the Board Resigned as Director, Senior Vice President Senior Vice President, Company Deputy President of NEC Networks Senior Vice President Senior Vice President and Member of the Board Executive Vice President and Member of the Board Senior Executive Vice President and Member of the Board (Representative Director) (to present)	16,000

4. Masatoshi Aizawa (September 20, 1946)	June 1972 May 2001 April 2002 April 2003 April 2004 April 2006 June 2006	Joined the Company Executive General Manager, Mission Critical Systems Operations Unit, NEC Solutions Associate Senior Vice President, Executive General Manager, Mission Critical Systems Operations Unit, NEC Solutions Associate Senior Vice President Senior Vice President Executive Vice President Executive Vice President and Member of the Board (to present)	8,637

5. Saburo Takizawa (February 27, 1948)	April 1970 June 2001 April 2002 April 2003 April 2004 June 2004 April 2006	Joined the Company Executive General Manager, BIGLOBE Services Operations Unit, NEC Solutions Associate Senior Vice President, Executive General Manager, BIGLOBE Services Operations Unit, NEC Solutions Associate Senior Vice President, Executive General Manager, Broadband Solutions Operations Unit Senior Vice President Senior Vice President and Member of the Board Executive Vice President and Member of the Board (to present)	14,000

6. Konosuke Kashima (January 30,1946)	April 1969 October 1998 April 2000 October 2002 April 2003 April 2004 June 2004 April 2007	Joined the Company General Manager, C&C Systems Group Planning Division Associate Senior Vice President, General Manager, Company Planning Office, NEC Solutions Senior Vice President, General Manager, Company Planning Office, NEC Solutions Senior Vice President, General Manager, Corporate Planning Division Senior Vice President Senior Vice President and Member of the Board Executive Vice President and Member of the Board (to present)	13,000

Name (Date of Birth)	Brief Employment History and Representative Status in Other Companies or Entities		Number of the Company’s Shares Held
7. Tsutomu Nakamura (June 12, 1948)	April 1971 April 2000	Joined the Company Senior General Manager, Mobile Terminals Operations Unit, NEC Networks	11,000
	June 2000	Associate Senior Vice President, Executive General Manager, Mobile Terminals Operations Unit, NEC Networks
	April 2002	Senior Vice President, Company Deputy President of NEC Networks
	June 2002	Senior Vice President and Member of the Board, Company Deputy President of NEC Networks
	April 2003	Senior Vice President and Member of the Board
	April 2006	Senior Vice President and Member of the Board, Executive General Manager, Intellectual Asset Operations Unit
	April 2007	Senior Vice President and Member of the Board (to present)
8. Toshio Morikawa (March 3, 1933)	April 1955	Joined Sumitomo Bank, Limited (currently, Sumitomo Mitsui Banking Corporation, the “Bank”)	2,000
	June 1980	Director of the Bank
	February 1984	Managing Director of the Bank
	October 1985	Senior Managing Director of the Bank
	October 1990	Deputy President of the Bank
	June 1993	President of the Bank
	June 1997	Chairman of the Board of the Bank
	June 2000	Member of the Board of the Company (to present)
	March 2001	Counselor of the Bank
	June 2002	Advisor (Tokubetsu Komon) of the Bank
	March 2005	Advisor (Meiyo Komon) of the Bank (to present)

9. Yoshinari Hara (April 3, 1943)	April 1967 June 1991 September 1995 October 1997 April 1999 June 2004 June 2006	Joined Daiwa Securities Co., Ltd. (“Daiwa Securities”) Director of Daiwa Securities Managing Director of Daiwa Securities President of Daiwa Securities President & CEO, Daiwa Securities Group Inc., President of Daiwa Securities Chairman of the Board, Daiwa Securities Group Inc. (to present) Member of the Board of the Company (to present)	0

10. Sawako Nohara (January 16, 1958)	December 1988 May 1995 July 1995 April 1996 July 1998 December 2000 December 2001 June 2006	Joined Living Science Institute Left Living Science Institute Joined InfoCom Research, Inc. Senior Researcher of InfoCom Research, Inc. Head of the E-Commerce Business Development Group of InfoCom Research, Inc. Left InfoCom Research, Inc., Director of IPSe Marketing, Inc. President of IPSe Marketing, Inc. (to present) Member of the Board of the Company (to present)	0
Representative Status in Other Companies or Entities: President of IPSe Marketing, Inc.

Name (Date of Birth)	Brief Employment History and Representative Status in Other Companies or Entities		Number of the Company’s Shares Held

11. Botaro Hirosaki (November 1, 1946)	April 1970 December 2000	Joined the Company Executive General Manager, Optical Network Operations Unit, NEC Networks	10,871
	June 2001	Associate Senior Vice President, Executive General Manager, Optical Network Operations Unit, NEC Networks
	April 2003	Associate Senior Vice President, Executive General Manager, Intellectual Asset Operations Unit
	April 2004	Senior Vice President, Executive General Manager, Intellectual Asset Operations Unit
	April 2006	Executive Vice President (to present)

12. Akihito Otake (March 21, 1947)	April 1971 April 2003 July 2003 April 2005 April 2007	Joined the Company Executive General Manager, 2nd Computers Operations Unit Associate Senior Vice President, Executive General Manager, 2nd Computers Operations Unit Senior Vice President Executive Vice President (to present)	5,000

13.Toshimitsu Iwanami (September 23, 1949)	April 1972 April 2002	Joined the Company Executive General Manager, 1st Solutions Sales Operations Unit, NEC Solutions	6,212
	June 2003	President & CEO, NEC Solutions (America), Inc. (currently, NEC Corporation of America)
	April 2005	Associate Senior Vice President,
	April 2006	Executive General Manager, 2nd Solutions Operations Unit Senior Vice President (to present)

14. Takao Ono (July 4, 1948)	April 1972 October 2002 April 2004 April 2006	Joined the Company General Manager, Corporate Controller Division, Vice President, General Manager, Corporate Finance and IR Division Associate Senior Vice President, General Manager, Corporate Finance and IR Division	100
	October 2006	Associate Senior Vice President, General Manager, Internal Control Division, General Manager, Corporate Finance and IR Division
	April 2007	Senior Vice President, General Manager, Corporate Finance and IR Division (to present)

Name (Date of Birth)	Brief Employment History and Representative Status in Other Companies or Entities		Number of the Company’s Shares Held

15. Kenji Miyahara (November 5, 1935)	April 1958 June 1986 June 1990 June 1993 June 1995 June 1996 June 2001	Joined Sumitomo Shoji Kaisha, Ltd. (currently, Sumitomo Corporation) Director, Sumitomo Corporation Managing Director, Sumitomo Corporation Senior Managing Director, Sumitomo Corporation Executive Vice President, Sumitomo Corporation President and Chief Executive Officer, Sumitomo Corporation Chairman of the Board, Sumitomo Corporation (to present)	0
Representative Status in Other Companies or Entities: Chairman of the Board, Sumitomo Corporation
16. Hideaki Takahashi (March 22, 1948)	August 1974	Joined NCR Corporation	0
	March 1992	Executive Vice President and Representative Director, NCR Japan, Ltd.
	December 1997	Senior Vice President, NCR Corporation, Chairman and Representative Director, NCR Japan, Ltd.
	March 1999	Resigned from Senior Vice President, NCR Corporation,
Resigned from Chairman and Representative Director, NCR Japan, Ltd.
	July 1999	Deputy President, Fuji Xerox Co., Ltd.
	March 2000	Deputy President and Representative Director, Fuji Xerox Co., Ltd. .
	June 2005	Resigned from Deputy President and Representative Director, Fuji Xerox Co., Ltd
	January 2006	Professor, Keio University Graduate School of Media and Governance (to present)

Notes:	1.	Ms. Sawako Nohara is the President of IPSe Marketing, Inc., and the Company has continuing business relationship with IPSe Marketing, Inc., to which the Company subcontracts consulting services on its IT business.
	2.	Mr. Kenji Miyahara is Chairman of the Board of Sumitomo Corporation, and the Company has continuing business relationship with Sumitomo Corporation such as sales of the Company’s products, provision of related services and purchase of software.
	3.	Messrs. Toshio Morikawa, Yoshinari Hara, Kenji Miyahara and Hideaki Takahashi and Ms. Sawako Nohara are candidates for outside Directors, as stipulated in Item 7, Paragraph 3, Article 2 of the Ordinance for Enforcement of the Company Law. The Company has nominated them as candidates for outside Directors expecting that they would sympathize with the NEC Group’s company philosophy and act for its implementation with strong will. In addition, they are independent from the Company’s management, and they have the following experience and insight:

Toshio Morikawa	Wide experience and deep insight as management of bank and outside Director of other companies

Yoshinari Hara	Wide experience as management of securities corporation and deep insight into capital markets

Sawako Nohara	Wide knowledge of the Internet business and perspective of end user featuring consumers and citizens

Kenji Miyahara	Wide experience and deep insight as management of general trading company including the management of overseas firms

Hideaki Takahashi	Wide experience as management of global companies and deep insight into IT business

4.	The Company is required to file with the SEC of its annual report as am issuer of ADRs pursuant to the Securities and Exchange Act of 1934. However, the Company has not filed with the SEC of its annual report for the fiscal year ended March 31, 2006 after the deadline for filing, which was October 2, 2006, because the Company has not completed further analysis to support its revenue recognition required during the audit procedure of its consolidated financial statements. This is the fact that came into being after Messrs. Toshio Morikawa and Yoshinari Hara and Ms. Sawako Nohara were elected as outside Directors of the Company at the 168th Ordinary General Meeting of Shareholders held on June 22, 2006. The outside Directors have regularly expressed their opinions on the disclosure policy of the Company information, the content of disclosure, the method of disclosure and other related matters at meetings of the Board of Directors. They received reports on the abovementioned event and its development, and they deliberated, among other things, the future preventive measures, and disclosure policies at meetings of the Board of Directors.

5.	In February 2005, Komatsu Ltd. (“Komatsu”), of which Mr. Toshio Morikawa is outside Director, uncovered that there were fraudulent acts such as the acquisition of vehicle inspection certificate by underreporting the weight of forty one (41) road/rail vehicles sold by Komatsu for the period from February 1994 to September 2003. In April 2006, Komatsu were levied a fine for the reason that such acquisition of vehicle inspection certificate of twelve (12) road/rail vehicles during the period from March 2001 to March 2003 violated the Road Trucking Vehicle Law of Japan. Furthermore, in July 2005, Komatsu purchased its own shares of common stock prior to the announcement of the dissolution of Komatsu Finance (Netherlands) B.V., which had ceased its operations, without the recognition that the fact of such dissolution corresponded to material fact (the fact that would affect investment decision by investors) as stipulated in the Securities and Exchange Law of Japan. However, the result of the investigation by Securities and Exchange Surveillance Commission of Japan proved that the dissolution of such subsidiary corresponded to material fact, and that the purchase of its own shares by Komatsu prior to the announcement of such fact was prohibited under the Securities and Exchange Law of Japan. In March 2007, in accordance with the recommendation by Securities and Exchange Surveillance Commission, Financial Services Agency of Japan ordered Komatsu to pay a surcharge pursuant to the Securities and Exchange Law. In April 2007, Komatsu paid 43,780,000 yen of surcharge to Financial Services Agency. Mr. Toshio Morikawa has regularly made recommendations from the perspective of compliance with laws and regulations. He promoted the enhancement of compliance and internal control systems and thorough education of employees to prevent similar incidents through the deliberations at the meeting of the Board of Directors after such incidents were reported.
6.	Mr. Toshio Morikawa is a relative within the three degrees of relationship of an employee of The Bank of Tokyo-Mitsubishi UFJ, Ltd. which is a major business partner of the Company.
7.	Mr. Toshio Morikawa has served for seven years, and Mr. Yoshinari Hara and Ms. Sawako Nohara have served for one year, as outside Directors of the Company.
8.	The Company has entered into agreements with Messrs. Toshio Morikawa and Yoshinari Hara and Ms. Sawako Nohara to limit their liabilities as stipulated in Paragraph 1, Article 427 of the Company Law (the “Liabilities Limitation Agreements”) pursuant to Article 25 of Articles of Incorporation of the Company. When Messrs. Kenji Miyahara and Hideaki Takahashi are elected as Directors of the Company, the Company will enter into the Liabilities Limitation Agreements with them. The outline of the such agreements is to limit the liabilities as stipulated in Paragraph 1, Article 423 of the Company Law to the higher amount of 20 million yen or the amount provided in the Company Law and the Ordinance for Enforcement of the Company Law on condition that they perform their duties as Directors in good faith and without gross negligence.
9.	Current position in the Company of each candidate who is currently Director of the Company is as described in “4.(1) Name, Position at the Company and Responsibility, Principal Occupation or Representative Status in Other Companies or Entities of Directors and Corporate Auditors” of Business Report contained in the Attachment of the Notice of the Meeting.

Proposal No. 2: Election of two Corporate Auditors

Upon the close of the Meeting, Mr. Shigeo Matsumoto will resign as Corporate Auditor and the term of office of Mr. Shinichi Yokoyama as Corporate Auditor will expire. It is proposed that two Corporate Auditors be elected. The consent of the Board of Corporate Auditors for this Proposal has been obtained.

The candidates are as follows:

Name (Date of Birth)	Brief Employment History and Representative Status in Other Companies or Entities		Number of the Company’s Shares Held

1. Shinichi Yokoyama (September 10, 1942)	April 1966 July 1992 April 1995 July 1998 April 2000 July 2001 April 2002	Joined Sumitomo Life Insurance Company Director of Sumitomo Life Insurance Company Managing Director of Sumitomo Life Insurance Company Senior Managing Director of Sumitomo Life Insurance Company Deputy President of Sumitomo Life Insurance Company President of Sumitomo Life Insurance Company President and Chief Executive Officer of Sumitomo Life Insurance Company (to present)	0
	June 2003	Corporate Auditor of the Company (to present)
Representative Status in Other Companies or Entities: President and Chief Executive Officer of Sumitomo Life Insurance Company

2. Kenji Seo (April 24, 1948)	April 1972	Joined the Long-Term Credit Bank of Japan, Limited (currently, Shinsei Bank, Limited)	0
	January 2001	Left the Long-Term Credit Bank of Japan, Limited
	February 2001	Joined the Company
	October 2002	General Manager, Affiliated Company Division
	April 2005	Vice President, General Manager, Affiliated Company Division
	June 2007	Vice President (to present)

Notes:	1.	Mr. Shinichi Yokoyama is President and Chief Executive Officer of Sumitomo Life Insurance Company, and the Company has continuing business relationship with Sumitomo Life Insurance Company such as sales of the Company’s products, establishment of information systems, provision of consulting services and other Company’s services. In addition, the Company has long-term borrowings from Sumitomo Life Insurance Company.

	2.	Mr. Shinichi Yokoyama is a candidate for outside Corporate Auditor, as stipulated in Item 8, Paragraph 3, Article 2 of the Ordinance for Enforcement of the Company Law. The Company nominated him as the candidate for outside Corporate Auditor, considering the wide experience and deep insight as management of life insurance company.

	3.	The Company is required to file with the SEC of its annual report as an issuer of ADRs pursuant to the Securities and Exchange Act of 1934. However, the Company has not filed with the SEC of its annual report for the fiscal year ended March 31, 2006 after the deadline for filing, which was October 2, 2006, because the Company has not completed further analysis to support its revenue recognition required during the audit procedure of its consolidated financial statements. This is the fact that came into being after Mr. Shinichi Yokoyama was elected as an outside Corporate Auditor of the Company at the 165th Ordinary General Meeting of Shareholders held on June 19, 2003. He has regularly expressed his opinions on the disclosure policy of the Company information, the content of disclosure, the method of disclosure and other related matters at meetings of the Corporate Auditors and meetings of Board of Directors. He received reports on the abovementioned event and its development at meetings of the Corporate Auditors and meetings of the Board of Directors, and he deliberated, among other things, the future preventive measures and disclosure policies at such meetings.

	4.	Mr. Shinichi Yokoyama is President and Chief Executive Officer of Sumitomo Life Insurance Company which is a major business partner of the Company, and he receives remunerations from Sumitomo Life Insurance Company.

	5.	Mr. Shinichi Yokoyama is a relative within the three degrees of relationship of an employee of NEC System Technologies, Ltd. which is a subsidiary and a major business partner of the Company.

	6.	Mr. Shinichi Yokoyama has served for four years as an outside Corporate Auditor.

	7.	The Company has entered into the Liabilities Limitation Agreement with Mr. Shinichi Yokoyama pursuant to Article 32 of Articles of Incorporation of the Company. The outline of such agreement is to limit the liabilities as stipulated in Paragraph 1, Article 423 of the Company Law to the higher amount of 20 million yen or the amount provided in the Company Law and the Ordinance for Enforcement of the Company Law on condition that he performs his duties as Corporate Auditor in good faith and without gross negligence.

	8.	Current position in the Company of Mr. Shinichi Yokoyama who is currently Corporate Auditor of the Company is as described in “4.(1) Name, Position at the Company and Responsibility, Principal Occupation or Representative Status in Other Companies or Entities of Directors and Corporate Auditors” of Business Report contained in the Attachment of the Notice of the Meeting.

Proposal No. 3: Approval of Payment of Bonuses to Directors

It is proposed that 107,500,000 yen be paid to the 10 full-time Directors, Messrs. Hajime Sasaki, Kaoru Yano, Kazumasa Fujie, Kazuhiko Kobayashi, Shunichi Suzuki, Yasuo Matoi, Masatoshi Aizawa, Saburo Takizawa, Konosuke Kashima and Tsutomu Nakamura holding office as of the last day of the 169th Business Period as bonuses for the 169th Business Period in view of the results of operations and other factors.

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